 Filed Pursuant to General Instruction II.L. of Form F-10
 File No. 333-261632
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.
A registration statement related to these securities has been filed with the United States Securities and Exchange Commission and has been declared effective. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or other jurisdiction.
This prospectus supplement, together with the amended and restated short form base shelf prospectus to which it relates dated December 14, 2021, amending and restating the short form base shelf prospectus dated December 23, 2020, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the amended and restated short form base shelf prospectus to which it relates dated December 14, 2021, amending and restating the short form base shelf prospectus dated December 23, 2020, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Underwriting” in this prospectus supplement.
Information has been incorporated by reference in this prospectus supplement and the amended and restated short form base shelf prospectus to which it relates dated December 14, 2021, amending and restating the short form base shelf prospectus dated December 23, 2020, from documents filed with the securities commissions or similar regulatory authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated by reference herein may be obtained upon request without charge from the Chief Financial Officer of BELLUS Health Inc. at our registered and head office located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada, telephone: (450) 680-4500, or by accessing our disclosure documents available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com or on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), which can be accessed at www.sec.gov.
Subject to completion, dated July 13, 2022
PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED
DECEMBER 14, 2021 AMENDING AND RESTATING
THE SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 23, 2020
New Issue
BELLUS HEALTH INC.
US$
                 Common Shares
This prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus to which it relates dated December 14, 2021, amending and restating the short form base shelf prospectus dated December 23, 2020 (the “shelf prospectus”), qualifies the distribution of             common shares of BELLUS Health Inc. (“we,” “us,” “BELLUS Health” or the “Company”). The public offering price of our common shares is US$           per share. This offering of common shares is being made concurrently in certain provinces of Canada under the terms of this prospectus supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-261632) filed with the United States Securities and Exchange Commission (the “SEC”) and declared effective on December 14, 2021.
Our outstanding common shares are listed under the symbol “BLU” on the Toronto Stock Exchange (the “TSX”), and on the Nasdaq Global Market (“Nasdaq”). On July 12, 2022, the last trading day prior to the date of this prospectus supplement, the closing price of our common shares on the TSX and Nasdaq was Cdn$12.60 and US$9.67, respectively.
We have applied to list the common shares offered hereunder on the TSX and have submitted a notification of listing to list such common shares on Nasdaq. Listing on the TSX and Nasdaq will be subject to fulfilling all of the listing requirements of the TSX and Nasdaq.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.
Investing in our common shares involves a high degree of risk. You should carefully read the “Risk Factors” section beginning on page S-17 of this prospectus supplement.
	Per Share	Total
Public offering price(1)	US$	US$
Underwriting discounts and commissions(2)	US$	US$
Proceeds to BELLUS Health Inc. (before expenses)	US$	US$

(1)
The public offering price will be determined through negotiations between us and the underwriters.

(2)
See “Underwriting” for a description of the compensation payable to the underwriters.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Joint Book-Running Managers
Jefferies	Evercore ISI	RBC Capital Markets
The date of this prospectus supplement is           , 2022.
The common shares will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) on or about July   , 2022. It is expected that the Company will arrange for the instant deposit of the common shares under the book-based system of registration, to be registered to DTC or its nominee, and deposited with DTC or its nominee. No certificates evidencing the common shares will be issued to purchasers of the common shares. Purchasers of the common shares will receive only a customer confirmation from the underwriters or other registered dealer who is a DTC participant and from or through whom a beneficial interest in the common shares is purchased.
The underwriters, as principals, conditionally offer the common shares, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement.
The underwriters may also exercise their option to purchase up to an additional             common shares from us, at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus supplement. If the underwriters exercise the option in full, the total proceeds, less the underwriting discounts and commissions and before expenses, to us will be US$        . This prospectus supplement also qualifies the grant of the option to purchase additional common shares and distribution of any additional common shares issuable upon the underwriters’ exercise of the option. A purchaser who acquires common shares forming part of the underwriters’ over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the option to purchase additional common shares or secondary market purchases.

UNDERWRITERS’ POSITION	MAXIMUM SIZE	EXERCISE PERIOD	EXERCISE PRICE
Option to purchase additional common shares	common shares	30 days after the date of this prospectus supplement	US$ per common share
The underwriters may affect transactions that have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. In addition, the underwriters may engage in market stabilization or market balancing activities where the bid for or purchase of our securities is for the purpose of maintaining a fair and orderly market in such securities, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time. After the underwriters have made reasonable efforts to sell the common shares at the offering price referred to above, the underwriters may offer the common shares under this prospectus supplement to the public at prices lower than the public offering price referred to above. Any such reduction will not affect the proceeds received by us. See “Underwriting” in this prospectus supplement.
Evercore Group L.L.C. is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the common shares offered hereby in Canada.
The Company is permitted, under the multi-jurisdictional disclosure system (the “MJDS”), adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and may not be comparable to financial statements of United States companies. The Company’s financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission (the “SEC”).
Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences in both the United States and Canada. This prospectus supplement may not describe these tax consequences fully for investors who are resident in, or citizens of, the United States. You should consult your tax advisor about the potential tax consequences that may be applicable in your particular circumstances. See “Certain Material United States Federal Income Tax Considerations for U.S. Holders” and “Certain Canadian Federal Income Tax Considerations” in this prospectus supplement.
The enforcement by investors of civil liabilities under federal securities laws of the United States may be affected adversely by the fact that we are incorporated under the federal laws of Canada, that most of our directors and officers and many of the experts named in this prospectus supplement and the registration statement to which it relates reside outside of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. See “Enforcement of Judgments Against Foreign Persons or Companies” in this prospectus supplement.
Certain legal matters related to this offering of common shares are being passed upon on the Company’s behalf by Davies Ward Phillips & Vineberg LLP with respect to Canadian legal matters and by Goodwin Procter LLP with respect to United States legal matters. Norton Rose Fulbright Canada LLP is representing the underwriters with respect to Canadian legal matters and Cooley LLP is representing the underwriters with respect to United States legal matters.

AMENDED AND RESTATED BASE SHELF PROSPECTUS

GENERAL MATTERS
This document is composed of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and adds to and supplements information contained in the shelf prospectus and the documents incorporated by reference therein. The second part is the shelf prospectus, which gives more general information, some of which may not apply to this offering. This prospectus supplement is deemed to be incorporated by reference into the shelf prospectus solely for the purpose of this offering.
This prospectus supplement and the accompanying shelf prospectus are part of a registration statement on Form F-10 that we have filed with the United States Securities and Exchange Commission (the “SEC”). The registration statement became effective under the rules and regulations of the SEC on December 14, 2021. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.
This prospectus supplement, the shelf prospectus and the documents incorporated by reference herein and therein include market share information and industry data and forecasts obtained from independent industry publications and surveys. References in such documents to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report, survey or article. The information in any such report, survey or article is not incorporated by reference in this prospectus supplement, the shelf prospectus or the documents incorporated by reference herein and therein. Although we believe these sources are reliable, we have not independently verified any of the data in such reports, surveys or articles. Some data is also based on our estimates, which are derived from our review of our internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.
Neither we nor the underwriters or their affiliates and agents have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the shelf prospectus, any amendment or supplement to this prospectus supplement or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters or their affiliates and agents take any responsibility for, or provide any assurance as to the reliability of, any other information that others may provide you. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of our common shares, and that information appearing in any document incorporated by reference is accurate only as of the date of such document. Our business, financial condition, results of operations or prospects may have changed since those dates. This prospectus supplement is not an offer to sell or the solicitation of an offer to buy our common shares in any circumstances under which such offer or solicitation is unlawful.
In this prospectus supplement, unless the context otherwise requires, the terms “BELLUS Health”, the “Company”, “we”, “us”, and “our” refer to BELLUS Health Inc. and its subsidiaries, BELLUS Health Cough Inc. and BELLUS Health Corp. Unless indicated otherwise, all information in this prospectus supplement is presented without giving effect to the exercise of the option to purchase additional common shares granted to the underwriters.
Neither we nor any of the underwriters have taken any action to permit a public offering of our common shares or the possession or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than the United States and certain of the provinces of Canada. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement.
Unless otherwise indicated, financial information in this prospectus supplement, the shelf prospectus and the documents incorporated by reference therein has been prepared in accordance with IFRS, as issued by the IASB. The Company’s reporting currency is the United States dollar. In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in U.S. dollars. All references to “Cdn$”, “Canadian dollars”, or “dollars” are to the currency of Canada and all references to $, “US$”, “United States dollars”, or “U.S. dollars” are to the currency of the United States.

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights selected information contained elsewhere in this prospectus supplement. This summary does not contain all the information that you should consider before deciding to invest in our common shares. You should read the entire prospectus, including the documents incorporated by reference herein, carefully, including “Risk Factors” in this prospectus supplement and our financial statements and notes to those financial statements, before making an investment decision.
Overview
We are a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other hypersensitization disorders. Our lead product candidate, BLU-5937, is a highly selective antagonist of the P2X3 receptor, a clinically validated target to treat cough hypersensitivity. We are currently developing BLU-5937 for the treatment of adults with RCC. We believe this hypersensitization-related disorder, which includes a pathophysiology that is mediated through the P2X3 receptor, represents an area of significant unmet medical need and its treatment represents a potentially large market opportunity. We believe BLU-5937’s characteristics observed in our preclinical studies, and Phase 1 and 2 clinical trials support the development of BLU-5937 and, if approved, position it as a potentially best-in-class agent in the P2X3 antagonist class for the treatment of RCC. On December 13, 2021, we announced positive topline results of SOOTHE, a Phase 2b trial evaluating the efficacy and safety of BLU-5937 in RCC participants On July 12, 2022, we announced a positive End-of-Phase 2 (“EOP2”) meeting with the U.S. Food and Drug Administration (“FDA”) and the details of the CALM Phase 3 program for BLU-5937, a highly selective, second generation P2X3 antagonist product candidate, for the treatment of RCC. For details, see below and the December 2021 MCR and the July 2022 MCR (as defined herein).
BLU-5937 in Refractory Chronic Cough
We are developing BLU-5937, a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy for RCC patients.
On July 12, 2022, we announced that, based on the FDA’s feedback, the CALM Phase 3 program is composed of two pivotal trials, CALM-1 and CALM-2, each evaluating the efficacy, safety and tolerability of BLU-5937 in approximately 675 adults with RCC. CALM-1 and CALM-2 will be placebo-controlled, parallel-arm trials randomized 1:1:1 with expected treatment arms of 25 mg BID, 50 mg BID and placebo. The primary endpoint of 24H cough frequency will be measured at 12-weeks for CALM-1 and 24-weeks for CALM-2. We have reached alignment with the FDA that the CALM Phase 3 program’s primary endpoint, similar to the successful SOOTHE Phase 2b trial, can be assessed using the VitaloJAK cough monitoring system in a patient population enriched for baseline 24H cough frequency of ≥20 coughs/hour (“coughs/h”) (equivalent to awake cough frequency of ≥25 coughs/h used in SOOTHE Phase 2b trial). Key secondary efficacy endpoints include Cough Severity using Visual Analogue Scale (“CS-VAS”), the Leicester Cough Questionnaire (“LCQ”) and Chronic Cough Diary. The CALM Phase 3 trials will also enroll participants with baseline 24H cough frequency <20 coughs/h. A key secondary efficacy endpoint will assess reduction in cough frequency in a broader population including the enriched population and additional participants with baseline 24H cough frequency below 20 coughs/h. CALM-1 will have a 40-week randomized extension period and an additional 24-week open label extension. CALM-2 will have a 28-week open label extension. The trials are planned to run in parallel, and the Phase 3 CALM program is expected to enroll its first patient in the fourth quarter of 2022. Topline data from CALM-1 are expected in the second half of 2024.
We are actively planning our Phase 3 development program for BLU-5937 and have sought and will continue to seek FDA, European Medicines Agency (“EMA”) and other regulatory authority feedback regarding the Phase 3 trial design, including our expected doses, measurement of efficacy, enrichment strategy, secondary endpoints and validation of the VitaloJAK for cough frequency measurement in our studied patient population. The VitaloJAK has been used in most cough trials. A validation study comparing compressed recordings with non-compressed recordings in SOOTHE Phase 2b trial participants is ongoing, and preliminary results from the first 30 recordings demonstrated a sensitivity of 98.4% with no systematic errors present. Complete results are expected in the fourth quarter of 2022 or the first quarter of 2023.
In December 2021, we announced that the 50 mg and 200 mg twice-daily (“BID”) doses of BLU-5937 in our SOOTHE trial for the treatment of RCC achieved statistical significance on the primary endpoint with 34% placebo-adjusted reduction in 24-hour cough frequency observed (p ≤ 0.005) at day 28. BLU-5937 was generally well-tolerated at all doses and treatment-emergent adverse events (“TEAEs”) profile comparable to placebo. A dose response was observed between the 12.5 mg and 50 mg BID doses.
In December 2020, we initiated SOOTHE, a Phase 2b trial evaluating the efficacy and safety of BLU-5937 in RCC, in a patient population enriched for baseline cough frequency.
Following a Type C meeting with the FDA in November 2020, we decided to proceed with our planned Phase 2b SOOTHE trial in participants with RCC.
In September 2020, we announced the design and details of the SOOTHE Phase 2b trial in participants diagnosed with RCC.
In July 2020, we announced topline results from our Phase 2a RELIEF clinical trial of BLU-5937 that demonstrated proof-of-concept in RCC participants. Numerical differences in favor of BLU-5937 were observed in the primary endpoint of reduction in cough frequency. Clinically meaningful and statistically significant reductions in cough frequency were observed in two pre-specified sub-group analyses in participants with baseline awake cough frequency of ≥20 coughs/h (80% of trial participants) and ≥32 coughs/h (50% of trial participants). We also announced our intention to move forward with BLU-5937 in a Phase 2b trial.
We are also developing a BLU-5937 extended-release formulation for QD dosing. We plan to initiate a Phase 1 clinical trial investigating QD dosing with the extended-release formulation in the second half of 2022. In December 2021, we provided an update on our P2X3 pipeline and announced that the Phase 2a proof-of-concept BLUEPRINT trial in participants with chronic pruritus associated with AD did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale (“WI-NRS”). BLU-5937 was shown to be well-tolerated. We do not intend to pursue development of BLU-5937 in pruritic conditions.
Refractory Chronic Cough
RCC, our lead indication for BLU-5937, is a cough lasting more than eight weeks that persists despite treatment of any contributing underlying conditions, and may have a significant adverse impact on patients’ quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough of which approximately 9 million patients are identified as having RCC. It is also estimated that approximately 9 million patients suffer from RCC in EU-5. Additionally, RCC is highly prevalent in Asia. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, fatigue, urinary incontinence, and disruption of social interactions. Currently, there is no pharmacologic therapy approved specifically for the treatment of RCC outside of Japan. Available treatment options are limited and may have inadequate benefit and/or significant safety and tolerability issues. We believe that BLU-5937, if approved, may be adopted by physicians as an oral cough therapy in patients for whom cough-hypersensitivity is the primary etiology.

Competitive Landscape
In addition to BELLUS Health, other companies are developing P2X3 antagonist product candidates for the treatment of RCC, including Merck & Co. (“Merck”) and Shionogi & Co., Ltd (“Shionogi”). The positive Phase 2b SOOTHE results potentially position BLU-5937 as a best-in-class product candidate in the P2X3 class in terms of activity and tolerability profile if confirmed in Phase 3 development and approved. Additionally, the greater selectivity for P2X3 over P2X2/3 observed for our product candidate, BLU-5937, may potentially contribute to supporting a favorable clinical and commercial profile, if approved.
The table below shows the selectivity, stage of development and dosing regimen of the different P2X3 product candidates currently in development:

(1)
Limited head to head studies have been conducted; data presented is derived from company-specific disclosures.

(2)
Ford et al. (2013) FASEB J. 27: 887.5-887.5

(3)
Davenport et al. (2021) Sci Rep 6;11(1):19877.

(4)
Kai et al. 2020 Abstract presented at: ACS Fall 2020 Virtual & Meeting Exposition; August 17-20, 2020.

Merck announced in March of 2020 that the 45 mg BID dose MK-7264 (gefapixant) had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 Phase 3 trials and that the 15 mg BID dose had not achieved statistical significance in either trial. Pursuant to this announcement, in September 2020 at the European Respiratory Society (“ERS”) International conference, Merck presented these results in further detail. The 45 mg BID dose of gefapixant achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial), but showed significant rates of taste disturbance adverse events (58% and 69% in the COUGH-1 and COUGH-2, respectively). In March 2021, Merck announced that the FDA accepted their gefapixant New Drug Application (“NDA”) for review. In January 2022, Merck announced that the Japan Ministry of Health, Labor and Welfare granted regulatory approval for gefapixant 45mg tablets for the treatment of adults with RCC. Additionally, Merck reported that the FDA issued a Complete Response Letter (“CRL”), which included the need for additional analyses associated with “measurement of efficacy” and that Merck planned to meet with the FDA to discuss next steps. Merck further clarified in February 2022 that the CRL was not related to the safety of gefapixant, but to an algorithm and underlying methodology used by the audio recording device to assess efficacy. Outside of Japan, gefapixant remains an investigational treatment under review by regulatory authorities, such as the EMA.
At the American Thoracic Society International Conference held in August 2020, Bayer announced topline results from its Phase 2a trial evaluating BAY 1817080 (eliapixant), which demonstrated that higher doses of Bayer’s P2X3 antagonist significantly reduced 24-hour cough counts in participants with RCC (ranging from 15% to 25% cough reduction compared to placebo) and cough severity. Taste disturbance adverse events were dose-dependent and reported by 5% to 21% of participants receiving eliapixant. In October 2020, Bayer initiated a Phase 2b trial evaluating three doses of a new formulation of eliapixant in 310 RCC participants. Bayer disclosed on August 3, 2021 that the trial had met its primary endpoint. In August 2021 at the ERS Annual Congress, Bayer presented the efficacy observed in the per-protocol population and the tolerability observed in the safety population. The placebo-adjusted relative changes in 24-hour cough frequency were -12%, -27% and -18% with a 24-hour cough frequency at baseline of 30.3, 31.7 and 21.5 coughs/h for 25 mg, 75 mg and 150 mg BID doses, respectively. Taste disturbances reported for the 25 mg, 75 mg and 150 mg BID doses and placebo groups in the safety analysis population were respectively 4%, 13%, 24% and 4%. Adverse event related discontinuations were 8%. The communication reported that one drug-related serious adverse event was observed in the 150 mg arm during the trial but did not disclose its nature. Bayer also announced that Phase 3 development was warranted. On February 4th, 2022, Evotec, Bayer’s partner, announced that it had been informed by Bayer about the decision to discontinue the development of eliapixant. Following a review of the available data, Bayer concluded that the overall benefit no longer outweighs the risk in the actively pursued indications. As a consequence of Bayer’s decision, Evotec announced that it has regained the rights to all P2X3 assets. The company indicated that it would evaluate the underlying data as soon as they are made available and would assess all options. Subsequently, it was announced in May 2022 at the American Thoracic Society International Conference that the program had been discontinued by Bayer due to a report of drug-induced liver injury.
Shionogi announced topline results of its Phase 2a trial of S-600918 (sivopixant) in participants with RCC at the ERS International Congress in October 2019, which included a placebo-adjusted reduction in 24-hour cough frequency of 32% (p=0.055) and rate of 6.5% of taste disturbance adverse events. The mean cough per hour frequency at baseline was 56. At the 2020 ERS International Congress, Shionogi reported that it observed an interaction between baseline cough frequency and treatment effect in its Phase 2a trial; this prompted the utilization of a minimal cough frequency threshold as an inclusion criterion in the Phase 2b trial of sivopixant. On September 29, 2021, Shionogi announced that the primary endpoint of placebo adjusted change in 24-hour cough frequency in its Phase 2b trial of sivopixant was not met at any dose in the full analysis set (+13%, -2% and -12% for 50 mg, 150 mg and 300 mg QD, respectively. Post hoc analysis of participants with a 24-hour cough frequency ≥ 10 or more coughs/h at baseline demonstrated 23% reduction in placebo-adjusted cough frequency for 300 mg QD. Taste related adverse events reported for the 50 mg, 150 mg, 300 mg and placebo groups in the safety analysis population were 2%, 14% and 33% and 2.9%, respectively. Shionogi has indicated that it plans to discuss dose selection and Phase 3 design at an upcoming “End-of-Phase 2” meeting with the FDA. In a conference call on January 2022, Shionogi mentioned in its presentation that it is preparing for Phase 3.
Market Opportunity in RCC
According to the 2018 National Ambulatory Medical Care Survey, across the U.S. in 2018, cough was the reason for 18.5 million in-office physician consultations and 5 million emergency visits.
We estimate that 10% of the adult population in developed countries suffer from chronic cough including the United States, nations in the European Union and the United Kingdom. This represents approximately 26 million patients with chronic cough in the United States alone.
We estimate that approximately 30% of chronic cough patients, or approximately nine million patients in the U.S., are uncontrolled or have RCC, which is the expected addressable patient population for BLU-5937. It is also estimated that approximately 9 million patients suffer from RCC in the EU 5 countries. RCC is also prevalent in Asia. RCC patients continue to cough despite treatment for potential underlying causes of their cough or have a cough that is unexplained. We estimate that approximately one-third, or approximately three million, of these RCC patients in the U.S. have been coughing for over a year, a key inclusion criteria in current RCC trials, including our Phase 2a RELIEF trial and Phase 2b SOOTHE trial of BLU-5937. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, fatigue, urinary incontinence, and disruption of social interactions. Currently, there is no pharmacological therapy approved specifically for the treatment of

RCC outside of Japan. Available treatment options outside of Japan are limited and may have inadequate benefit and/or significant safety and tolerability issues. We believe that BLU-5937, if approved, may be adopted by physicians as an oral cough therapy in patients for whom cough-hypersensitivity is the primary etiology.
Phase 2b SOOTHE Clinical Trial
On December 8, 2020, we announced that the first participant had been dosed in the Phase 2b SOOTHE trial of BLU-5937. On December 13, 2021, we announced the positive topline data from the SOOTHE trial. The primary efficacy endpoint was statistically significant with a 34% placebo-adjusted reduction in 24-hour cough frequency observed at 50 mg and 200 mg BID doses.
Efficacy Results
The SOOTHE trial, which enrolled 249 participants with a baseline awake cough frequency of ≥ 25 per hour, demonstrated a clinically meaningful and statistically significant placebo-adjusted reduction in 24-hour cough frequency of 34% at the 50 mg and 200 mg BID dose levels of BLU-5937 (p ≤ 0.005) at day 28. The 12.5 mg BID dose demonstrated a statistical trend with 21% reduction in placebo-adjusted 24-hour cough frequency (p = 0.098) with a dose response observed between the 12.5 mg and 50 mg BID doses.
SOOTHE Primary Efficacy Endpoint
DOSE	PLACEBO-ADJUSTED CHANGE IN 24-HOUR COUGH FREQUENCY AT DAY 28	P-VALUE
12.5 mg BID	-21.1%	p=0.098
50 mg BID	-34.4%	p=0.003
200 mg BID	-34.2%	p=0.005
The change from baseline in 24-hour cough frequency was 53% at day 28 with 50 mg and 200 mg BID doses.

Relative change from baseline in 24H cough frequency (ITT)
Percentage change in 24H cough frequency
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
Placebo
12.5 mg BID
50 mg BID
200 mg BID
*
*
*
*
Baseline
Day 15
Day 28
* p ≤ 0.005, two-sided

SOOTHE Secondary Endpoints: Change From Baseline in Key Patient-Reported Outcomes
Patient Reported Outcomes (“PROs”) constituted secondary endpoints and included CS-VAS and LCQ. Even though SOOTHE was not powered to demonstrate statistical significance on the PROs, a clinically meaningful and nominally significant benefit of BLU-5937 was observed at multiple timepoints in the PROs.

Mean change from baseline CS-VAS
Mean change in CS-VAS (mm)
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
Baseline
Day 15
Day 28
Placebo
12.5 mg BID
50 mg BID
200 mg BID
* p ≤ 0.001
Error bars represent SE

Responder analyses showed that, after 28 days of treatment, ≥60% of participants achieved a clinically meaningful ≥30% reduction in 24H cough frequency at therapeutic doses, with ≥44% and ≥19% achieving responses of ≥50% and ≥70% reductions, respectively. Odds ratios numerically favored treatment over placebo for every dose of BLU-5937. The 50 and 200 mg treatment groups demonstrated a nominally significant likelihood (p< 0.01) to achieve a clinically meaningful response (≥30%) over placebo.

Safety and Tolerability Results
BLU-5937’s safety and tolerability data were consistent with previous trials, including the Phase 2a RELIEF trial. BLU-5937 was well-tolerated with low impact on taste perception. Taste-related side effects were reported in 4.8%, 6.5% and 4.8% of participants at 12.5 mg, 50 mg and 200 mg BID doses, respectively. No participant reported complete or partial taste loss and there were no discontinuations due to taste-related adverse events.
The TEAE profile was comparable to placebo. There were no treatment emergent serious adverse events reported in the trial.

Treatment Emergent Adverse Events(1)

†
TEAE reported with an incidence ≥5% in the exploratory population.

(1)
TEAEs leading to discontinuation, as deemed by investigator. Placebo: worsening of cough; BLU-5937 200 mg BID: worsening of cough and dry mouth.

Incidence of Taste Disturbance Adverse Events
SOOTHE Trial Design
The SOOTHE trial was a multicenter, randomized, double-blind, four-week, parallel-arm, placebo-controlled Phase 2b trial evaluating the efficacy and safety of three doses of BLU-5937 (12.5 mg, 50 mg and 200 mg BID) in 310 participants with RCC. Two hundred and forty-nine (249) participants with a baseline awake cough frequency of ≥25 coughs per hour were randomized across four treatment arms (1:1:1:1) evaluating the three active doses and placebo in the main trial. Treatment arms were stratified to balance the number of participants per treatment group with baseline awake cough frequency ≥45 coughs per hour across trial arms. The primary efficacy endpoint was the placebo-adjusted change in the 24-hour cough frequency from baseline to day 28 collected with a cough recorder. An exploratory group of an additional 61 participants with a baseline awake cough frequency of ≥10 and <25 coughs per hour were randomized across two arms (1:1) evaluating one active dose (200 mg BID) and placebo to further investigate the effect of BLU-5937 in participants with lower cough frequency. The SOOTHE trial was initiated in December 2020.
A pre-specified, blinded Sample Size Re-Estimation (“SSRE”) analysis was performed in the trial’s main population (participants with ≥25 coughs per hour at baseline). The SSRE analysis was based on the evaluation of the blinded pooled standard deviation for the primary endpoint after approximately 33% of the targeted number of participants were evaluable for the primary endpoint of the trial. Based on the blinded SSRE results, no change was required to the SOOTHE trial size.
On September 13, 2021, we announced positive findings from a preplanned administrative interim analysis of the ongoing Phase 2b SOOTHE trial of BLU-5937 in participants with RCC. Specifically, an independent statistical team reported that the predefined stringent probability threshold for clinical efficacy was met for at least one and up to all three doses of BLU-5937 tested. In addition, the analysis reported that limited taste-related adverse events were observed, consistent with previous trials of BLU-5937, and no serious adverse events were reported. The positive findings from the interim analysis of the Phase 2b SOOTHE trial enabled us to accelerate the planning of our Phase 3 program while awaiting the Phase 2b SOOTHE trial final results.
This administrative interim analysis was conducted when approximately 50% of the total planned participants in the main trial completed their 28-day treatment period. Doses were evaluated using predefined efficacy and probability thresholds, with the goal of narrowing down the optimal dose range to confidently prepare for the initiation of the Phase 3 program. The interim analysis was performed for administrative purposes and had no impact on the design or conduct of the SOOTHE trial.
Phase 2b trial enrolled participants in 116 sites of which approximately 50% were in the United States.
On September 23, 2021, we announced that we had completed participant enrollment in the Phase 2b SOOTHE clinical trial of BLU-5937 in RCC.
On December 13, 2021, we announced the topline results of the Phase 2b SOOTHE clinical trial. For details, see the December 2021 MCR (as defined herein).
On July 12, 2022, we announced a positive End-of-Phase 2 meeting with the FDA and the details of the CALM Phase 3 program for BLU-5937, a highly selective, second generation P2X3 antagonist product candidate, for the treatment of RCC. For details, see the July 2022 MCR (as defined herein).
Phase 2a RELIEF Clinical Trial
The Phase 2a RELIEF clinical trial, for which we announced topline results in July 2020, established proof-of-concept for BLU-5937 in the treatment of RCC participants. Numerical differences in favor of BLU-5937 were observed in the primary endpoint of reduction in cough frequency. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted cough frequency at any dose tested in the intent to treat population (n=67); however, pre-specified analysis showed a statistically significant interaction between baseline cough frequency and treatment effect, and prespecified subgroup analyses in participants with baseline awake cough frequency of ≥20 coughs/h and ≥32 coughs/h (median), revealed statistically significant and clinically meaningful reductions in cough frequency relative to placebo:
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A statistically significant interaction (p=0.0258) was observed between average awake cough frequency at baseline and treatment effect, linking higher baseline cough frequency with improved treatment benefit.

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Participants with awake cough frequencies ≥20 coughs/h (representing 80% of total trial participants) at baseline saw placebo-adjusted reductions in awake cough frequency of 20% (p=0.001), 18% (p=0.02), 19% (p=0.03) and 27% (p=0.003) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.

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Participants with awake cough frequencies at or above the baseline median of 32 coughs/h at baseline (representing 50% of total trial participants) saw placebo-adjusted reductions in awake cough frequency of 28%, 28%, 30% and 32% (all p<0.0015) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.

Topline Results
ALL pARTICIPANTS — INTENT TO TREAT PATIENT POPULATION (n=67)
DOSE	PLACEBO-ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-11%	p=0.14
50 mg BID	-6%	p=0.46
100 mg BID	-8%	p=0.41
200 mg BID	-17%	p=0.09
Pre-specified Subgroup — Participants with awake cough frequency at ≥20 coughs/hour (n=54)
DOSE	PLACEBO-ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-20%	p=0.0010
50 mg BID	-18%	p=0.0186
100 mg BID	-19%	p=0.0320
200 mg BID	-27%	p=0.0026
Pre-specified Subgroup — Participants with awake cough frequency at or above baseline median (≥32.4 coughs/hour; n=34)
DOSE	PLACEBO-ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-28%	p=0.0005
50 mg BID	-28%	p=0.0003
100 mg BID	-30%	p=0.0014
200 mg BID	-32%	p=0.0006
BLU-5937 was well-tolerated and showed an adverse event profile comparable to placebo.

Incidence of Most Frequent Adverse Events (>5% Incidence)

(1)
One participant diagnosed with non- treatment-related colorectal cancer following trial completion.

The taste disturbance adverse events were reported in 10% or less of the participants. Additionally, no complete loss of taste was observed at any dose, no severe taste adverse event was reported and no dropouts due to taste disturbance occurred.
Incidence of Taste Related Adverse Events (Safety Population)

(1)
One subject reported both taste disturbance and partial taste loss during the same period at all dose levels of BLU-5937 but is counted only once in the total taste AEs.

RELIEF enrolled participants in 16 sites (eight in the United Kingdom and eight in the United States) and randomized a total of 68 RCC participants; 67 were included in the intent to treat population. 52 participants completed both treatment periods and 16 participants dropped out in total, including 13 as a result of difficulties with conducting follow-up visits due to the COVID-19 pandemic or early termination of the trial. There were three additional non-drug related discontinuations.
Learnings from Phase 2a RELIEF Data
Based on the RELIEF trial results, we believe cough frequency at baseline is a key indicator of potential treatment benefit, with subgroup analysis of participants having baseline awake cough frequencies ≥20 coughs/h and ≥32 coughs/h demonstrating statistically significant and clinically meaningful benefit at all doses. Based on these analyses and the patient level data of participants with baseline awake cough frequency of ≥20 coughs/h and <32 coughs/h, we selected a minimum baseline awake cough frequency of 25 coughs/h as an inclusion criterion for the Phase 2b trial.
No dose response was observed in the Phase 2a RELIEF trial. Plasma concentrations achieved in RELIEF are also consistent with achieving receptor occupancies in the 75-95+% range. Based on this information, doses of 12.5 mg BID, 50 mg BID and 200 mg BID were selected for the Phase 2b SOOTHE trial.
Development of a Once Daily (“QD”) Formulation
We have initiated activities in preparation for the development of a QD formulation for BLU-5937 using an extended-release tablet formulation. We are developing a QD formulation because BLU-5937 has exhibited favorable physical, chemical and pharmacokinetic characteristics, including high solubility and permeability, good absorption in the small and large intestine, linear pharmacokinetic profile, no interaction with food and a low predicted therapeutic dose. A physiological based pharmacokinetic modeling and simulation study has been completed and we have initiated the development of BLU-5937 QD formulation prototypes. We plan to initiate a Phase 1 clinical trial investigating a QD, extended-release formulation of BLU-5937 in the second half of 2022.
Supporting Non-Clinical and Clinical Pharmacology Activities
Non-clinical toxicology studies and clinical pharmacology studies to support an anticipated NDA filing for RCC are ongoing or planned.
Chemistry, Manufacturing, and Controls
We have a primary supply chain in place with the capacity to produce the required clinical supplies to support a Phase 3 program in RCC and commercial supplies for a potential launch, if BLU-5937 is approved. We continue to work on activities associated with manufacturing process optimization and upscaling to support a potential commercial launch.
BLU-5937 in Other P2X3 Hypersensitization-Related Disorders
We believe the results of our Phase 2b SOOTHE trial further validate the role of P2X3 in cough hypersensitivity. We intend to evaluate potential opportunities to study BLU-5937 in additional cough indications where cough hypersensitivity plays an important role.
In addition to RCC, the mechanism of action of BLU-5937 may also have broad therapeutic applicability across other afferent hypersensitization-related disorders, enabling us to consider BLU-5937 as a potential treatment for development in a number of other indications. Consequently, we are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.
To our knowledge, Shionogi is currently developing a P2X3 antagonist for another afferent hypersensitization-related disorder, neuropathic pain and Evotec, in an alliance with Bayer, had pursued additional indications in overactive bladder, diabetic neuropathic pain and endometriosis-related pain. As of February 7, 2022, the status of those programs under Evotec is undetermined.

Intellectual Property
Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for BLU-5937 in all major pharmaceutical markets, including the United States, Europe, Japan and China, all with an expiration date of 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured methods of use patent protection in the United States for avoiding loss of taste response while treating a chronic cough patient through treatment with BLU-5937, expiring in 2038. Patent applications with similarly broad claims are currently pending in other industrialized nations. We own 100% of the intellectual property estate covering BLU-5937 and its uses.
“At-the-Market” Sales Agreement
On December 23, 2020, we announced that we had entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Company could from time to time sell, through at-the-market distributions with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to US$50 million, including sales made directly on Nasdaq or on any other existing trading market for the common shares in the United States. On July 13, 2022, we terminated the Open Market Sale Agreement. We did not make any sales of common shares under the Open Market Sale Agreement.

THE OFFERING
Common shares offered
       common shares.
Common shares to be outstanding immediately after this offering
       common shares (or        common shares if the underwriters exercise their option to purchase         additional common shares in full).
Underwriters’ option to purchase additional shares
We have granted to the underwriters an option for a period of 30 days after the date of this prospectus supplement to purchase up to a total of         additional common shares.
Use of proceeds
We intend to use the net proceeds of this offering primarily to fund BLU-5937 research and development activities, working capital needs and other general corporate purposes. See “Use of Proceeds” in this prospectus supplement.
Risk factors
See “Risk Factors” in this prospectus supplement and other information included or incorporated by reference in this prospectus supplement for a discussion of factors you should consider carefully before deciding to invest in our common shares.
Nasdaq Symbol
“BLU”
TSX Symbol
“BLU”
The number of common shares to be outstanding after the offering is based on 106,744,431 common shares outstanding as of March 31, 2022. Unless otherwise indicated or context otherwise requires, in this prospectus supplement, the number of common shares to be outstanding after this offering includes the common shares to be issued and sold by us under this offering, but excludes:
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10,617,445 common shares issuable to certain directors, officers and employees upon exercise of stock options outstanding as of March 31, 2022, at a weighted average exercise price of US$5.01 per share;

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10,992,722 common shares reserved for future issuance under our stock option plan as of March 31, 2022;

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26,863 common shares issued upon the exercise of 31,666 stock options under our stock option plan since March 31, 2022; and

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420,000 stock options granted under our stock option plan since March 31, 2022.

Unless otherwise indicated, information contained in this prospectus supplement assumes or reflects:
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no exercise of the underwriters’ option to purchase up to an additional        common shares; and

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no exercise of outstanding stock options.

RISK FACTORS
Investing in our common shares involves a significant amount of risk. You should carefully consider the risks described below, in the accompanying shelf prospectus and in the documents incorporated by reference herein and therein before making an investment decision. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also materially and adversely affect us. In such an event, the trading price of our common shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to the Company’s “products” or “product candidates” includes a reference to BELLUS Health’s product candidate and future products or product candidates that may be developed.
This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement, the accompanying shelf prospectus and in the documents incorporated by reference herein and therein. See “Caution Regarding Forward-Looking Statements” for information relating to these forward-looking statements.
Risks Related to our Business
We may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.
To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As of March 31, 2022, we had available cash, cash equivalents and short-term investments totaling US$234.0 million. Based on management’s estimates and current level of operations, we believe that our current cash, cash equivalents and short-term investments, before taking into account the proceeds of this offering, are sufficient to fund our operations into the fourth quarter of 2024. We will need to raise additional capital to fund our operations and to develop BLU-5937. Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any preclinical studies and clinical trials for our current or any future product candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing our business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.
We may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render us more vulnerable to competitive pressures and economic downturns. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of BLU-5937 or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. If we are unable to obtain sufficient funds in a timely manner, we may be forced to scale back our operating plan; delay or discontinue one or more of our research and development programs; be unable to expand our organization to support our programs; and/or be unable to capitalize on business opportunities as planned. This may negatively impact our business and ability to execute our operating plan.
No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to us. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.
We have a history of losses and have not generated any product sales revenue to date. We may never achieve or maintain profitability.
Our product candidate, BLU-5937, is still only in development, and as a result, we have not generated any revenues from product sales to date. We have incurred substantial expenses in our efforts to develop BLU-5937, and consequently, have generated operating losses each year since our inception. For the years ended December 31, 2021 and 2020, we incurred net losses of US$71.2 million and US$31.8 million, respectively. As of March 31, 2022, we had an accumulated deficit of US$568.7 million. Our losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss. Our prospects currently depend heavily on the success and market acceptance of BLU-5937, which is still in clinical development. We currently have no products for sale and may never be able to successfully develop products for sale. We currently believe that our growth and future prospects are mainly dependent on the successful development, regulatory approval and commercialization of our product candidate BLU-5937, which may never occur. We are focusing our efforts and resources into the development of BLU-5937. Our business thus depends on the successful preclinical and clinical development, regulatory approval and commercialization of BLU-5937, for which we must conduct additional preclinical studies and clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch. Further development of BLU-5937 will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.
We anticipate that our ability to generate revenues will depend on the commercial success of BLU-5937, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing BLU-5937. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If we are unable to successfully commercialize BLU-5937, we may never generate revenues. There is also the risk that the actual market size or opportunity for BLU-5937 is not certain, particularly with respect to the addressable market for the selected population of high frequency cough patients. For instance, we are not aware of any data that segregates the RCC patient population by cough frequency. Accordingly, while we estimate that there are approximately nine million chronic cough patients in the U.S. who are uncontrolled or have RCC, we are unable to estimate what percentage of this population has a baseline awake cough frequency of at least 25 coughs per hour, an inclusion criterion in our Phase 2b SOOTHE clinical trial. If BLU-5937 reaches commercialization and there is low market demand for BLU-5937 or the market for BLU-5937 develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. Failure to gain market acceptance of BLU-5937 or an incorrect estimate in the nature and size of our market could have a material adverse effect on us.

Macroeconomic pressures in the markets in which we operate, including, but not limited to, the effect of the COVID-19 pandemic and the recent increases in inflation, may alter the ways in which we conduct our business operations and manage our financial resources.
To varying degrees, the ways in which we conduct our business operations and manage our financial capacities are influenced by macroeconomic conditions that affect companies directly involved in or providing services related to the development of pharmaceutical product candidates. For example, real GDP growth, business and investor confidence, the COVID-19 pandemic, inflation, employment levels, oil prices, interest rates, tax rates, availability of consumer and business financing, housing market conditions, foreign currency exchange rate fluctuations, costs for items such as fuel and food and other macroeconomic trends can adversely affect not only our decisions and ability to engage in research and development and clinical trials, but also those of our management, employees, third-party contractors, manufacturers and suppliers, competitors, stockholders and regulatory authorities. In addition, geopolitical issues around the world and how our potential markets are positioned can also impact the macroeconomic conditions and could have a material adverse effect on us.
We rely on third parties to conduct preclinical studies and clinical trials for BLU-5937, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for BLU-5937.
We have designed the clinical trials for BLU-5937. However, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. We likewise rely on third parties to conduct preclinical studies. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidate. The FDA and EMA, and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of preclinical studies and clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct our preclinical studies and clinical trials, they are not our employees, and we are responsible for ensuring that each of these preclinical studies and clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.
If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to preclinical studies or clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with preclinical studies or clinical trial protocols or meet expected deadlines, the preclinical studies or clinical trials of BLU-5937 may not meet regulatory requirements. If preclinical studies or clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of BLU-5937 on a timely basis or at all.
We rely completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient (“API”), for BLU-5937, another third-party contract manufacturer to manufacture the final drug product and another third-party contract manufacturer to manufacture the equipment used to measure our primary endpoint, and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of BLU-5937 and any other future product candidates.
We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of BLU-5937, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, preclinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. We currently have the API for BLU-5937 manufactured by one third-party contract manufacturer and final drug product supplied by another contract manufacturer, and do not currently have backup manufacturing capacity. Additionally, the equipment used to measure our primary endpoint (cough frequency), known as VitaloJAK, is manufactured by one third-party contract manufacturer, without any known alternative manufacturer for such equipment. VitaloJAK is the device used to capture the 24h cough frequency data in most cough trials (including Merck’s trial for Gefapixant).
We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products, equipment and substances necessary for research and development, preclinical studies, clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms.
If any of the third parties with whom we engage, including the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations or other third parties experience shutdowns or other business disruptions, including staffing shortages, production slowdowns or stoppages, or other similar disruptions related to the COVID-19 pandemic or otherwise, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.
At present, the third-party contract manufacturer of VitaloJAK is experiencing supply chain issues, resulting in longer than normal delays in production and delivery and increased costs. Such supply chain issues may result in delays in respect of our Phase 3 program for RCC and any future trials.
Additionally, if our current or future third-party manufacturers do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.
Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing BLU-5937 with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far, we have only produced small quantities of BLU-5937 at kilogram scale for use in preclinical studies and clinical trials.
Our reliance on these contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.
We rely on third-party contract manufacturers that are located outside of Canada. As a result, our operations are subject to customary risks related to the import of goods, including fluctuations in the value of currencies, changes in import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The countries from which we import pharmaceutical ingredients may, from time to time, impose new duties, tariffs or other restrictions or adjust presently prevailing duties or tariffs, which could adversely impact our ability to purchase such pharmaceutical ingredients or significantly increase the cost of doing so. The occurrence of any of these risks could delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or of any other future product candidates we may develop, and have a negative effect on our operations and financial condition.

The clinical safety and effectiveness of BLU-5937 have not yet been fully established.
The preclinical toxicology studies and the Phase 1 clinical trials completed to date showed that BLU-5937 had a favorable tolerability profile, and we believe that the RELIEF Phase 2a clinical data announced in July 2020 and SOOTHE Phase 2b topline clinical data announced in December 2021 support further evaluation of BLU-5937 in additional clinical trials, including our planned Phase 3 clinical trials. However, the long-term clinical safety and effectiveness of BLU-5937 have to be demonstrated through further preclinical studies and clinical trials. Additional preclinical studies, non-clinical toxicology studies and pharmacology studies are ongoing or in planning. The results of these studies may have an impact on clinical development, the product labeling and/or approval of BLU-5937. If these studies or additional future preclinical, non-clinical or clinical studies call into question the safety or efficacy of BLU-5937 or any other product candidates we may develop in the future, our business, financial condition, results of operations or prospects could be adversely affected. Even if BLU-5937 or any other product candidates we may develop in the future successfully complete the clinical trials and receive the regulatory approval necessary to market the product candidates to the public, there is also the risk of unknown side effects, which may not appear until the product candidates are on the market and may result in delay or denial of additional regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect us.
Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial potential of a product, if approved, or a product candidate, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.
As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events (“AEs”) associated with use of our product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects of our product candidates could affect patient recruitment or the ability of enrolled participants to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, prospects, operating results and financial condition significantly.
Moreover, if our product candidates are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical studies or clinical trials. AEs that we may observe in our ongoing and future clinical trials of our product candidates could require us to delay, modify or abandon our development plans for the affected product candidate or other product candidates that share properties of the affected product candidate. Many product candidates that initially show promise in early-stage testing may later be found to cause side effects that prevent further development. As we work to advance existing product candidates and to identify new product candidates, we cannot be certain that later testing or trials of product candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable side effects that prevent their further development.
It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, illnesses, injuries, discomforts and other AEs that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects or become more widespread. If such side effects become known later in development or upon approval, such findings may harm our business, prospects, operating results and financial condition significantly.

Additionally, adverse developments in clinical trials of pharmaceutical products conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of any of our product candidates.
In addition to side effects caused by a product candidate, the administration process or related procedures also can cause adverse side effects. If any such AEs occur, our clinical trials of a product candidate could be suspended or terminated. If we are unable to demonstrate that any AEs were caused by the administration process or related procedures, the FDA, the European Commission, the EMA, or other regulatory authorities could order us to cease further development of, or deny approval of, a product candidate for any or all targeted indications. Even if we can demonstrate that all future serious adverse events (“SAEs”) are not product-related, such occurrences could affect patient recruitment, the ability of enrolled participants to complete the trial, or, if any products are approved, commercial performance. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop any other product candidates, and may harm our business, prospects, operating results and financial condition significantly.
Additionally, if any product candidates receives regulatory approval, the FDA could impose a boxed warning in the labeling of any such product and could require us to adopt a risk evaluation and mitigation strategy (“REMS”), and could apply elements to assure safe use to ensure that the benefits of the product outweigh its risks, which may include, among other things, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by any product candidates, if approved, several potentially significant negative consequences could result, including:
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regulatory authorities may suspend or withdraw approvals of such product candidate;

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regulatory authorities may require additional warnings or statements on the labeling;

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regulatory authorities may refuse to approve label expansion for additional indications of such product candidate;

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we may be required by the FDA to implement a REMS;

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we may be required to change the way a product candidate is distributed, administered or conduct additional clinical trials;

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we may be subject to regulatory investigations and enforcement actions;

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we may decide to remove such product candidate from the marketplace;

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we could be sued and held liable for harm caused to patients; and

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our reputation may suffer.

Any of these occurrences could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and may harm our business, prospects, operating results and financial condition significantly.
Our clinical trials may not yield results that will enable us to obtain regulatory approval for our current or future product candidates.
We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective to the satisfaction of relevant regulatory authorities. We do not know whether our current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approval or if they will result in marketable products.

Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of our product candidate involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. We have suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results from earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue the development of a product candidate. For example, we discontinued development of BLU-5937 for chronic pruritus after the Phase 2a proof-of-concept BLUEPRINT trial did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials, and we may receive feedback from regulatory authorities that requires us to modify the design of our ongoing or planned clinical trials or conduct additional clinical trials. For example, Merck announced in January 2022 that the FDA had issued a CRL for the gefapixant NDA, requesting additional information related to measurement of efficacy. In March 2020, Merck announced that the 45 mg BID dose of gefapixant had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 Phase 3 trials. Merck reported in September 2020 that the high dose (45 mg BID dose) of gefapixant achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial), measured using an ambulatory digital audio recording device. Merck further clarified in February 2022 that deficiencies identified in the gefapixant CRL related to an algorithm and the underlying methodology used by the audio recording device to assess efficacy. The information Merck publicly disclosed regarding the deficiencies identified in the gefapixant CRL was limited, no definitive conclusions can be inferred as to the full list of deficiencies listed in the CRL. The SOOTHE Phase 2b trial utilized a similar or same primary endpoint measured with the same or a similar ambulatory digital audio recording device and underlying methodology. We are actively planning our Phase 3 development program for BLU-5937 and have sought and will continue to seek FDA, EMA and other regulatory authority feedback regarding the Phase 3 trial design, including our expected doses, measurement of efficacy, enrichment strategy, secondary endpoints and validation of the VitaloJAK for cough frequency measurement in our studied patient population. The VitaloJAK has been used in most cough trials. A validation study comparing compressed recordings with non-compressed recordings in SOOTHE Phase 2b trial participants is ongoing, and preliminary results from the first 30 recordings demonstrated a sensitivity of 98.4% with no systematic errors present. Complete results are expected in the fourth quarter of 2022 to the first quarter of 2023. If we fail to adequately demonstrate a positive benefit/risk ratio based on safety and efficacy of BLU-5937, we will not be able to obtain the regulatory approval to commercialize the product candidate.
Clinical trials are subject to continuing oversight by regulatory authorities and institutional review boards or ethics committees, and must meet the requirements of these authorities, including requirements for informed consent and requirements for good clinical practices; if these requirements are not met, we may not be granted regulatory authority approval to conduct clinical trials.
We rely on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling participants in clinical trials, the trials could be delayed or otherwise adversely affected.
Clinical trials for product candidates require us or third parties we contract with to identify and enroll a large number of participants with the disorder under investigation. We or the third parties we contract with may not be able to enroll a sufficient number of participants to complete clinical trials in a timely manner. Participant enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the trial in question, perceived risks and benefits of the drug under study, availability of competing therapies, clinical trials for other investigational products that seek to enroll the same participants, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If we or the third parties we contract with have difficulty enrolling a sufficient number of participants to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.
The outcome of preclinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. BLU-5937 and any other product candidates we may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. Numerous companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause applicable regulatory authorities to require additional testing before approving any other product candidates.
Interim, topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.
From time to time, we may publish interim, topline or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or topline data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Differences between preliminary, topline or interim data and final data could significantly harm our business prospects and may cause the trading price of our common shares to fluctuate significantly.
Even if we obtain FDA approval for BLU-5937 in the United States, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize its full market potential.
In order to market products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, the clinical standards of care may differ significantly such that clinical trials conducted in one country may not be accepted by healthcare providers, third-party payers or regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional drug testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products, if approved, in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets is delayed, our target market will be reduced and our ability to realize the full market potential of any drug we develop will be unrealized.
Even if we or any future partners obtain regulatory approval for our product candidates, we will be subject to ongoing regulatory authority oversight.
Even if regulatory authorities grant regulatory approval for BLU-5937 or any future product candidate we may develop, the manufacturing, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval. Similarly, even if we successfully complete clinical trials, regulatory authorities might require additional studies or approve a more restrictive label than we expect, which may limit or frustrate the commercial opportunity of our product candidates. For instance, our Phase 2b SOOTHE clinical trial had an inclusion criterion of a baseline awake cough frequency of ≥25 coughs per hour and we are planning to use a similar enrichment strategy in our Phase 3 trials, and, even if these clinical trials and future clinical trials are successful, as a result of our enrichment strategy, regulatory authorities may require additional studies or limit the breadth of our label, if approved.
We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of product candidates. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be inspected before they can be used in the commercial manufacturing of products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States.
If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approval, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of our products.
In addition, we are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states in which we will conduct our business once our product candidates are approved by the FDA and commercialized in the United States. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the healthcare laws and regulations that may affect our ability to operate include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may adversely affect our sales, marketing and other activities with respect to any product candidate for which we receive approval to market in the United States by imposing administrative and compliance burdens on us.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, particularly any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
We may not achieve our projected development goals in the announced and expected time frames.
From time to time, we set goals for and make public statements regarding the expectations for and timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, expected results, anticipated regulatory submission and approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, feedback from regulatory authorities, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that our clinical trials will be initiated, conducted as planned or completed, that we will make regulatory submissions or receive marketing authorization as planned, or that we will be able to adhere to our current schedule for the launch of BLU-5937 or any other future product candidates we may develop. If we fail to achieve one or more of these milestones as planned, the price of our common shares would likely be adversely affected.
If we or our partners fail to obtain and maintain acceptable prices, coverage or adequate reimbursement for our products, our ability to generate revenues will be diminished.
Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, our ability to successfully commercialize our products would depend significantly on the ability to obtain acceptable prices and the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Coverage and reimbursement policies for drug products can differ significantly among payors as there is no uniform policy of coverage and reimbursement for drug products among U.S. third-party payors. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. While we have not commenced discussions with any such parties, these third-party payors frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. Even if we obtain coverage for a given product candidate, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high.
In addition, the continuing efforts of third-party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government controls to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost-control initiatives could decrease the price that we or any current or potential collaborators could receive for any of the products and could adversely affect profitability. In addition, in Canada and in many other countries, where significant healthcare reforms are currently under discussion, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”), was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the pharmaceutical industry. Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business. In addition, the U.S. Congress is considering additional health reform measures as part of the budget reconciliation process. There has also been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. If we fail to obtain acceptable prices, coverage or an adequate level of reimbursement for our products, the sales of the products would be adversely affected or there may be no commercially viable market for our products.
Competition in the biopharmaceutical industry is intense, and development by other companies could render our product candidate or any future product candidates or technologies non-competitive.
The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. We face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. We consider our primary competitors to be those companies that are developing products specifically to treat RCC and those companies that develop products that, when approved, could be used off label to treat RCC. There are multiple companies developing products at varying stages of development specifically intended to treat RCC including Merck & Co., Evotec SE, Shionogi Inc. and NeRRe Therapeutics Ltd, some of which have substantially greater product development capabilities and financial, scientific, marketing, and human resources than us. Of these companies, Merck, Evotec and Shionogi are developing P2X3 antagonists for RCC that could compete directly with BLU-5937. Certain of these companies have announced topline data in mid-to-late-stage clinical trials of their product candidates, and such product candidates may be more advanced in development than BLU-5937 or have shown or show in the future comparable or superior efficacy, safety and/or tolerability data as compared to BLU-5937. See “Competitive Landscape” in this prospectus supplement. Even if BLU-5937 successfully completes clinical trials and is granted regulatory approval by regulatory authorities, it may not be able to achieve a degree of market acceptance necessary for commercial success if other treatments demonstrate superior efficacy, safety, tolerability, ease of administration and/or cost-effectiveness.
We may not obtain adequate protection for our products through our intellectual property. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks, and other intellectual property rights.
Our success, competitive position and future revenues with respect to these product candidates will depend, in part, on our ability to protect our intellectual property. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by maintaining trade secrets and by filing U.S. and foreign patent applications related to our licensed technology, inventions and improvements that are important to the development of our business. Our failure to do so may adversely affect our business and competitive position.
The patent positions of pharmaceutical and biopharmaceutical firms, including ours, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. We may not be able to protect our intellectual property rights throughout the world. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with drugs that are very similar to ours will circumvent our patents by means of alternate designs or processes. For instance, a PCT application was filed in China in December 2019, claiming an earliest priority of December 2018, describing and claiming compounds bearing structural similarities to BLU-5937, including a compound potentially useful as an intermediate in the synthesis of BLU-5937. We may have to rely on method of use protection for our compounds in development and any resulting drugs, which may not confer the same level of protection as protection of our compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe our patents.
Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Patent applications relating to or affecting our business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the United States. In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We may obtain the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.
If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.
We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.
We may infringe the intellectual property rights of others.
Our commercial success depends significantly on our ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our drug infringes.
The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We believe that BLU-5937 does not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by us.
Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.
Third parties may assert patent or other intellectual property infringement claims against us or our other licensors arising from the manufacture, use, or sale of our current or future product candidates. An unfavorable outcome could result in loss of patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.
We may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (“USPTO”), or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. The validity of our current or future patents or patent applications or those of our licensors may also be challenged in interference or derivation proceedings, opposition, post grant review, inter partes review, or other similar enforcement and revocation proceedings, provoked by third parties or brought by us. Our patents could be found invalid, unenforceable, or their scope significantly reduced.
Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.
Patent litigation is costly and time consuming and may subject us to liabilities.
Our involvement in any patent litigation, interference, post-grant proceedings such as inter partes review or opposition, or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares. We may be subject to claims challenging the inventorship of our patents and other intellectual property.
We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor.
For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We employ an outside firm and rely on our outside counsel to pay these fees due to patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.
The market price of our common shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.
We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our common shares may experience a high level of volatility. During the 12-month period ended on July 12, 2022, the last trading day prior to this prospectus supplement, our common shares traded between Cdn$3.32 and Cdn$14.46 per share on the TSX and between US$2.60 and US$11.10 per share on Nasdaq.
Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things, the following: (1) clinical and regulatory developments regarding our product candidate and those of our competitors; (2) arrangements or strategic partnerships by our competitors; (3) other announcements by us or our competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting our product candidate and our competitors’ products in the United States, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the United States, Canada, or abroad; (13) purchases or sales of blocks of our securities; (14) difficulties in our ability to obtain additional financing; (15) the spread of infectious disease, including the ongoing COVID-19 pandemic; and (16) military conflicts, including the conflict between Russia and Ukraine declared in February 2022.
The listing of our common shares on Nasdaq may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of our common shares to be adversely affected.
As of the date hereof, our Major Shareholders (as defined below) together own, directly or indirectly, an aggregate of approximately 8.9% of our outstanding common shares. A decision by one or more of our Major Shareholders or any other significant shareholder to sell a substantial amount of our common shares could cause the trading price of our common shares to be adversely affected. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our common shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.
These factors, among others, could depress the trading price of our securities. Because we may experience high volatility in our common shares, individuals or entities should not invest in our common shares unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable or at all. The market liquidity for our stock is low. While a more active trading market may develop in the future, the limited market liquidity for our common shares may affect an investor’s ability to sell at a price that is satisfactory to them or at all.
We do not expect to pay any cash dividends for the foreseeable future.
Investors should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.
We would not be able to successfully commercialize product candidates, if approved, if we are unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.
In order to commercialize our product candidates, if approved, successfully, we could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. We currently have no marketing capabilities and sales force. To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. In addition, in marketing our drugs, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected.
We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.
We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel.
We are subject to the risk of product liability claims, for which we may not have, or may not be able to obtain, adequate insurance coverage. We may also be and have been in the past subject to legal and administrative proceedings and litigations other than product liability lawsuits, which could materially harm our business and ability to conduct our clinical trials and fund our operations.
Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming any of our products, if approved. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition, results of operations or prospects.
We may also be and have been subject to legal and administrative proceedings and litigations other than product liability lawsuits, including matters such as our ongoing securities litigation, and any unfavorable outcomes in such proceedings could materially harm our business and ability to conduct our clinical trials and fund our operations.
Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.
Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make, or may be required to make, changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies like us, and insurance costs are increasing as a result of this uncertainty.
We may incur losses associated with foreign currency fluctuations.
Effective January 1, 2020, we adopted the United States dollar as our functional and reporting currency. Prior to that date, our functional and reporting currency was the Canadian dollar. Our operations are, in some instances, conducted in currencies other than the U.S. dollar (principally in

Canadian dollars) and a portion of our net monetary assets is denominated in other currencies (principally in Canadian dollars). Inflation in the United States, which has been at historically high levels since the second half of 2021, may have the effect of increasing the U.S. dollar cost of our operations. If the U.S. dollar declines in value in relation to the Canadian dollar or other currencies, it will become more expensive for us to fund our operations. Similarly, fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses.
We may incur losses due to adverse decisions by tax authorities.
Our income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities. We may enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments in determining our consolidated tax provision. In addition, we apply for numerous tax credits that play an important role in our financial planning and we are not certain that the tax authorities will grant them. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on our consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.
We are subject to taxation in Canada and were subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.
Our Major Shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by our largest shareholders could have an impact on the market price of our common shares.
Power Sustainable Capital Investments Inc. (“PSCI”), a subsidiary of Power Corporation of Canada, and Rocabe Investments Inc., a company in which Mr. Roberto Bellini has a 50% equity interest (“Rocabe” and, together with PSCI, the “Major Shareholders”), together own, directly or indirectly, an aggregate of approximately 8.9% of our outstanding common shares as of the date hereof.
Pursuant to board representation agreements dated April 16, 2009, between us and each of PSCI and a predecessor to Rocabe, each of PSCI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board of Directors at each shareholders meeting occurring following that date. Despite their rights, each of PSCI and Rocabe has only nominated one candidate. PSCI’s and Rocabe’s right to two nominees each shall terminate on the date each of PSCI, on the one hand, and Rocabe, the FMRC Family Trust (“FMRC”) and 1324286 Alberta Limited, a wholly-owned subsidiary of FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of our issued and outstanding common shares. Therefore, PSCI, FMRC, Rocabe and certain persons related to such entities have the ability to exercise a significant degree of influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of the Company and may adversely affect the price of our common shares.
If we are a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, the consequences to U.S. holders of our common shares may be adverse.
Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a PFIC in respect of any taxable year in which either (i) 75% or more of our gross income consists of certain types of  “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if we directly or indirectly own at least 25% by value of the shares of another corporation, we will be treated as if we held our proportionate share of the assets and received directly our proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income, the relative value of our active and passive assets, and our market capitalization. For this purpose, our PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of our income and assets. Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2021 and expect that we will be a PFIC for the current taxable year.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Certain Material United States Federal Income Tax Considerations for U.S. Holders”) holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. In certain circumstances, a U.S. Holder may alleviate some of the adverse tax consequences attributable to PFIC status by making either a “qualified electing fund” (“QEF”) election (subject to the provision of certain information necessary for U.S. Holders to make a QEF Election) or a mark-to-market election (if our common shares constitute “marketable” securities under the Code).
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this prospectus supplement entitled “Certain Material United States Federal Income Tax Considerations for U.S. Holders”. U.S. Holders should also consult their own tax advisors regarding the potential U.S. federal income tax consequences of investing in a PFIC.
We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. As of June 30, 2022, the market value of our common shares held by non-affiliates exceeded US$700 million, and as a result, as of January 1, 2023, we will no longer qualify as an emerging growth company. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).
We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. For example, our auditors have not been engaged to attest on our internal controls over financial reporting. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
The COVID-19 pandemic could adversely impact our business and operations, including clinical trials.
In December 2019, a novel strain of coronavirus known as “COVID-19” surfaced in Wuhan, China and rapidly spread to multiple countries around the world. In March 2020, COVID-19 was declared a global pandemic by the World Health Organization.

For example, the Phase 2 RELIEF clinical trial of BLU-5937 for the treatment of RCC was prematurely completed due to the disruptions caused by COVID-19 and particularly the impact of COVID-19 on conducting clinical trial activities and performing site visits. As a result, 13 participants discontinued the trial due to COVID-19 with 52 participants having completed dosing out of 68 randomized participants. Three participants discontinued the trial due to reasons that are not related to COVID-19 nor BLU-5937.
Furthermore, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, we have developed and implemented additional clinical study policies and procedures designed to help protect study participants from the COVID-19 virus while maintaining study integrity and execution such as following public health recommendations at all study sites, remote monitoring of participants and clinical sites, and measures to ensure that data from clinical studies that may be disrupted as a result of the pandemic are collected pursuant to the study protocol and consistent with good clinical practices. Missed scheduled site visits, interruption in study drug supply, or other factors that may result in incomplete data being generated during a study as a result of the pandemic will be adequately documented and justified. Notwithstanding the foregoing, while we have such policies and procedures in place, we cannot ensure that they will be effective and as such, the COVID-19 pandemic could adversely impact our ongoing and future clinical trials, which could adversely impact our business and operations.
Because we are considered an “essential service”, our operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to our business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain, such as the duration of the pandemic, the emergence of variants of COVID-19, such as the Delta or Omicron variants. travel restrictions and other public health measures, business closures or business disruptions, and the availability and effectiveness of vaccination and treatments for the disease.
We cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19 nor the impact of the vaccines that are now accessible or will be made accessible in Canada, the United States and in other countries, but if we or any of the third parties with whom we engage, including the suppliers, regulators, contract research organizations and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. If the COVID-19 pandemic increases in severity and results in expanded or prolonged travel, commercial or other similar restrictions, we could experience supply, logistics or other disruptions, which could have a negative impact on our ability to conduct research and development (including clinical trials) or commercialize products. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:
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delays or difficulties enrolling and retaining participants in clinical trials, which may be exacerbated by the fact that coughing, a hallmark of RCC, and taste disturbance, a potential side effect of P2X3 antagonists, are both common COVID-19 symptoms;

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delays or difficulties in clinical site initiation, including difficulties in recruiting clinical staff and clinical site investigators;

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interruption of key clinical trial activities, such as clinical trial site data monitoring, or interruption of clinical trial procedures; which may impact the integrity of our clinical data, interim analysis and clinical study endpoints;

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diversion of healthcare resources at our clinical trial sites, which may cause significant delay in completing clinical trials;

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limitations on the quality, completeness and interpretability of data we are able to collect from clinical trial sites;

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interruption or delays in the operations of regulatory authorities, which may in turn impact approval timelines;

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interruption or delays in the operations of our suppliers of components or raw materials, such as the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations and other third parties as a result of staffing shortages, production slowdowns or stoppages, or other similar disruptions caused by the pandemic;

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inability to raise additional capital to finance our business plans on attractive terms due to market conditions and volatility;

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limitations in resources, including our employees, that may be restricted due to sickness requirements to avoid contact with large groups of people or limitations on movement or access to our facility as a result of government-imposed “shelter in place” or other reasons affecting access and ability to work;

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changes in local regulations related to responses to the COVID-19 pandemic may require us to change the way we conduct our ongoing clinical trials, which may result in additional costs or disruptions to our clinical trials; and

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refusal of the FDA or EMA to accept clinical trial data from clinical trials affected by the COVID-19 pandemic.

Depending on its duration and severity, the COVID-19 pandemic may also have the effect of heightening other risks described in the “Risk Factors” section of this prospectus supplement.
Changes in funding for, or disruptions to the operations of, the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, the availability of personnel and other resources in light of governmental “stay at home” orders in response to the COVID-19 pandemic, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved, or for other actions to be taken, by relevant government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. Since March 2020, when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. Since April 2021, the FDA has conducted limited inspections and employed remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates. Ongoing travel restrictions and other uncertainties continue to impact oversight operations both domestic and abroad and it is unclear when standard operational levels will resume. The FDA is continuing to complete mission-critical work, prioritize other higher-tiered inspectional needs (e.g., for-cause inspections), and carry out surveillance inspections using risk-based approaches for evaluating public health. Should the FDA determine that an inspection is necessary for approval of a marketing application and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. Additionally, as of May 26, 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions the FDA is unable to complete such required inspections during the review period. If a prolonged government shutdown or disruption to the operations of the FDA occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similarly, a prolonged government shutdown or disruption to the operations of the USPTO could prevent the timely review of our patent applications, which could delay the issuance of any U.S. patents to which we might otherwise be entitled. Future government shutdowns and similar events could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches.
Despite the implementation of security measures, our internal computer systems, and those of our third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.
The biopharmaceutical industry is subject to rapid technological change, which could affect the commercial viability of our products.
The biopharmaceutical industry is subject to rapid and significant technological change. Research, discoveries or inventions by others may result in medical insights or breakthroughs which render our products less competitive or even obsolete. Furthermore, there may be breakthroughs of new biopharmaceutical technologies which may become superior to ours that may result in the loss of our commercial advantage. Our future success will, in part, depend on our ability to, among others:
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develop or license new technologies that address the changing needs of the medical community; and

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respond to technological advances and changing industry standards and practices in a cost-effective and timely manner.

Developing technology entails significant technical and business risks and substantial costs. We cannot assure you that we will be able to utilize new technologies effectively or that we will be able to adapt our existing technologies to changing industry standards in a timely or cost-effective manner, or at all. If we are unable to keep up with advancements in technology, our business, financial conditions and results of operations could be materially adversely affected.

Risks Related to This Offering
An investment in our common shares may result in the loss of an investor’s entire investment.
An investment in our common shares is speculative and may result in the loss of part of or all of an investor’s entire investment. Only potential investors who can afford to lose their entire investment should consider an investment in our common shares.
An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.
We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. Most of our directors and officers and many of the experts named in this prospectus supplement, the shelf prospectus or the documents incorporated by reference herein reside outside of the United States and all or a substantial portion of our assets and the assets of such persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or us. See “Enforcement of Judgments Against Foreign Persons or Companies” in this prospectus supplement.
There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible for U.S. holders of common shares to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus supplement, the shelf prospectus or the documents incorporated by reference herein. Additionally, some of our directors and officers reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for U.S. holders of common shares to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons.
The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.
The factors which may contribute to market price fluctuations of our common shares include, but are not limited to, the following:
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actual or anticipated fluctuations in our quarterly results of operations;

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recommendations by securities research analysts;

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changes in the economic performance or market valuations of companies in the industry in which we operate;

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addition or departure of our executive officers and other key personnel;

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release or expiration of transfer restrictions on outstanding common shares;

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sales or perceived sales of additional common shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory changes affecting our industry generally and its business and operations;

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announcements of developments and other material events by us or our competitors;

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fluctuations to the costs of vital production materials and services;

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changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

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operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

We may sell additional common shares or other securities that are convertible or exchangeable into common shares in subsequent offerings or may issue additional common shares or other securities to finance future operations or acquisitions.
We cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares, or other securities that are convertible or exchangeable into common shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of our common shares. With any additional sale or issuance of common shares or other securities that are convertible or exchangeable into common shares, investors will suffer dilution to their voting power and economic interest in us. Furthermore, to the extent holders of our stock options or other convertible securities convert or exercise their securities and sell the common shares they receive, the trading price of the common shares may decrease due to the additional amount of common shares available in the market. Our management will have broad discretion with respect to the application of net proceeds received by us from the sale of our common shares in this offering.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the “Use of Proceeds” section of this prospectus supplement, and you will not have the opportunity as part of your investment to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may spend net proceeds received by us from a sale of our common shares in ways that do not improve our results of operations or enhance the value of our common shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the price of our securities issued and outstanding from time to time to decline.
We incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.
As a public company, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC, and Nasdaq, impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations under Canadian securities laws, as well as our obligations in the United States.
Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. We will require an attestation report on ICFR for the year ended December 31, 2022. To achieve compliance with Section 404, we document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and to continue to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Being a public company in the United States and complying with applicable rules and regulations makes it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
As a foreign private issuer under applicable U.S. federal securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

USE OF PROCEEDS
We estimate that the net proceeds of the sale of common shares in this offering will be approximately US$     million, or approximately US$     million if the underwriters exercise their option to purchase additional common shares in full, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering primarily to fund BLU-5937 research and development activities, working capital needs and other general corporate purposes.
As of March 31, 2022, we had cash and cash equivalents of US$147.2 million and short-term investments of US$86.8 million. Our total current assets and our total current liabilities, were respectively, US$245.0 million and US$16.0 million as of March 31, 2022.
We intend to allocate net proceeds of this offering as follows (without giving effect to the exercise of the option to purchase additional common shares granted to the underwriters):
PURPOSE	ESTIMATED AMOUNT
BLU-5937 clinical trials in chronic cough	US$	million
Manufacturing, formulation and scale-up	US$	million
Other project costs, working capital and other general administration	US$	million
Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our Phase 3 program and extend our runway by approximately 12 months beyond topline results of CALM-1 expected in the second half of 2024.
While we have designed the clinical trials for BLU-5937, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials.
We expect to use a portion of our general working capital to fund negative cash flow in future periods. We had a negative cash flow from operating activities of US$61.2 million during the year ended December 31, 2021 and US$15.0 million for the three-month period ended March 31, 2022. We anticipate that we will continue to have negative cash flow for the foreseeable future and expect to spend the totality of the net proceeds of the offering to fund such negative cash flow.
The expected use of the net proceeds from the offering set out above represents our intentions based upon our current plans and business conditions. The amounts and timing of our clinical and preclinical expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of our clinical trials we may commence in the future, the product approval process with applicable regulatory agencies, any collaborations we may enter into with third parties and any unforeseen cash needs. We could use our capital resources sooner than we currently expect. See “Risk Factors” in this prospectus supplement.
Moreover, our estimates of the costs to fund our clinical trials are based on the current designs of such clinical trials. If we were to modify the design of any of these trials to, for instance, increase the number of participants in the trials, our costs to fund such trials could increase. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.
Based on our current plans, we will require additional capital to advance the development of BLU-5937 through pivotal clinical trials for chronic cough, to advance development of any additional product candidates and to commercialize any of our product candidates if we receive regulatory approval. Due to the numerous risks and uncertainties associated with product development, including risks and uncertainties with respect to successful enrollment and completion of clinical trials, at this time we cannot reasonably estimate the amount of additional funding that will be necessary to complete the clinical development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources.

DIVIDEND POLICY
We have not declared any dividends on common shares since our incorporation. Any future determination to pay dividends on common shares will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our Board of Directors deems relevant. See “Risk Factors” in this prospectus supplement.

CAPITALIZATION
The table below sets forth our cash, cash equivalents and short-term investments and total capitalization as of March 31, 2022:
■
on an actual basis; and

■
on an as adjusted basis to give effect to the issuance and sale of     common shares by us in this offering at a public offering price of US$    per common share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information below assumes no exercise of the underwriters’ option to purchase up to an additional common shares.
You should read this information in conjunction with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis” incorporated by reference into this prospectus supplement.
	AS OF MARCH 31, 2022
	ACTUAL	AS ADJUSTED
	(UNAUDITED) (IN THOUSANDS OF US$)
Cash and cash equivalents	$147,155	$
Short-term investments	86,813
Total	$233,968	$
Shareholders’ Equity
Share capital (outstanding common shares – 106,744,431; as adjusted – )	$800,015	$
Other equity	39,156
Deficit	(568,676)
Accumulated other comprehensive income	9,298
Total shareholders’ equity	279,793
Total capitalization	$279,793	$

The as adjusted information set forth in the table above excludes:
■
10,617,445 common shares issuable to certain directors, officers and employees upon exercise of stock options outstanding as of March 31, 2022, at a weighted average exercise price of US$5.01 per share;

■
10,992,722 common shares reserved for future issuance under our stock option plan as of March 31, 2022;

■
26,863 common shares issued upon the exercise of 31,666 stock options under our stock option plan since March 31, 2022; and

■
420,000 stock options granted under our stock option plan since March 31, 2022.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus supplement and the shelf prospectus contain or incorporate by reference forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:
■
our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including RCC and other cough-related conditions;

■
our aim to initiate the Phase 3 program in the fourth quarter of 2022 and the design of such Phase 3 program;

■
our aim to initiate a Phase 1 clinical trial investigating a QD dosing, extended-release formulation of BLU-5937 in the second half of 2022;

■
our aim to complete preclinical studies supporting Phase 3 trials with BLU-5937;

■
our aim to complete additional Phase 1 clinical trials supporting Phase 3 trials with BLU-5937;

■
our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

■
our aim to complete all non-clinical and clinical pharmacology activities with BLU-5937 necessary to support NDA filing;

■
our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

■
our aim to complete the validation of the VitaloJAK for cough frequency measurement in our studied patient population;

■
the function, potential benefits, tolerability profile, effectiveness and safety of our product candidates, including BLU-5937, including with respect to the patient population studied, pricing and labeling;

■
our expectations with respect to pre-commercialization activities related to the commercial launch of BLU-5937, if approved;

■
our expectations regarding the potential development of a QD dosing regimen of BLU-5937 utilizing an extended-release formulation;

■
our expectations regarding our ability to arrange for and scale up the manufacturing of BLU-5937 to reach commercial scale;

■
our estimates and assessment of the potential markets (including size) for our product candidates;

■
our expectations regarding coverage, reimbursement and pricing and acceptance of our product candidates by the market, if approved, including pricing comparisons with other P2X3 antagonists;

■
our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 revenue potential;

■
the benefits and risks of our product candidates as compared to others;

■
our aim to obtain regulatory approval to market our product candidates;

■
our expectations with respect to the cost of preclinical studies, clinical trials and potential commercialization of our product candidates, including BLU-5937;

■
our expectation of the continued listing of the common shares on the TSX and Nasdaq;

■
our current and future capital requirements and anticipated sources of financing or revenue;

■
our expectations regarding the ongoing COVID-19 pandemic and its impact on our business;

■
our expectations regarding the protection of our intellectual property;

■
our business strategy; and

■
our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:
■
the function, potential benefits, effectiveness and safety of BLU-5937;

■
the accuracy of our belief that our selective P2X3 antagonist may have an improved tolerability profile compared to the most advanced P2X3 receptor antagonist in development, Merck & Co.’s gefapixant;

■
our progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

■
our estimates and projections regarding our industry;

■
the market acceptance of our product candidate, if approved;

■
the future success of current research and development activities;

■
our achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones within the anticipated timeframe;

■
our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

■
the accuracy of the timelines and cost estimates related to our preclinical and clinical programs;

■
the successful development of a QD dosing with extended-release formulation for BLU-5937;

■
our ability to achieve intended order of market entry of BLU-5937 relative to other P2X3 antagonists;

■
the accuracy of our findings of statistically significant interaction between baseline cough frequency and treatment benefit, and realization of the intended benefits of our enrichment strategy;

■
the accuracy of our estimates and projections regarding potential pricing for BLU-5937, including parity to other P2X3 antagonists;

■
the accuracy of our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 revenue potential;

■
the capacity of our primary supply chain to produce the required clinical supplies to support a Phase 3 program in RCC within the anticipated timeframe, and the absence of further global supply chain disruptions with respect to such required clinical supplies that may be caused by the COVID-19 pandemic;

■
the absence of interruption or delays in the operations of our suppliers of components or raw materials, contract research organizations or other third parties with whom we engage, whether as a result of disruptions caused by the COVID-19 pandemic or otherwise;

■
the accuracy of our expectations regarding labeling indication for BLU-5937 in RCC and the potential to expand the use of P2X3 antagonists to all RCC patients;

■
the absence of material deterioration in general business and economic conditions, including the impact on the economy and financial markets of the war in Ukraine, the COVID-19 pandemic and other health risks;

■
the effectiveness of COVID-19 containment efforts, including the roll-out of vaccination programs, the effectiveness of vaccines against variant strains of COVID-19 (including the Omicron variant) and the gradual recovery of global environment and global economic conditions;

■
the impact of COVID-19 on participant enrollment;

■
the risks of delays and inability to complete clinical trials due to difficulties enrolling participants, including, but not limited to, as a result of the COVID-19 pandemic;

■
the receipt of regulatory and governmental approvals to continue with research and development projects and timing thereof;

■
the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

■
our expectations regarding our status as a passive foreign investment company;

■
the accuracy of our estimates regarding future financing and capital requirements and expenditures;

■
the achievement of our forecasted cash burn rate;

■
the sufficiency and validity of our intellectual property rights;

■
our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

■
our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

■
the risk of patent-related litigation;

■
the absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

■
the absence of material changes in market competition and accuracy of our assumptions and projections regarding profile and market dynamic amongst more selective agents;

■
our ability to attract and retain skilled staff;

■
our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

■
the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

■
the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” in this prospectus supplement. Should one or more of the risks, uncertainties or other factors outlined in this prospectus supplement materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this prospectus supplement is qualified by the cautionary statements herein.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus supplement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
Before making any investment decision in respect of the securities and for a detailed discussion of the risks and uncertainties associated with our business, its operations and its financial targets, performance and condition and the material factors and assumptions underlying the forward-looking information herein and therein, fully review the disclosure incorporated by reference in and included in this prospectus supplement, including the risks described in the “Risk Factors” section of this prospectus supplement.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Forward-looking statements made in a document incorporated by reference in this prospectus supplement are made as of the date of the original document and have not been updated by us except as expressly provided for in this prospectus supplement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus supplement, to conform these statements to actual results or to changes in our expectations.

PRIOR SALES
Other than as described below, during the 12-month period before the date of this prospectus supplement, we have not issued any common shares or any securities that are convertible or exchangeable into our common shares.
We granted options to purchase common shares under our stock option plan as follows:
DATE OF GRANT	NUMBER OF OPTIONS ISSUED	EXERCISE PRICE (PER OPTION)
August 11, 2021	20,000	US$3.10
November 10, 2021	180,000	US$7.04
February 23, 2022	2,945,000	US$7.01
March 23, 2022	390,000	US$6.38
May 11, 2022	220,000	US$7.85
July 6, 2022	200,000	US$9.58
We issued common shares pursuant to the exercise of stock options under our stock option plan and pursuant to sales of our common shares as follows:
DATE OF ISSUANCE	NUMBER OF SHARES ISSUED	EXERCISE PRICE (PER OPTION OR SHARE, AS APPLICABLE)
November 4, 2021	888	Cdn$1.80
November 4, 2021	7,778	Cdn$1.08
November 8, 2021	7,000	Cdn$1.80
December 14, 2021	25,000,000	US$8.00
December 23, 2021	33,334	Cdn$1.08
December 23, 2021	4,000	Cdn$3.14
December 29, 2021	3,000,000	US$8.00
January 10, 2022	4,111	Cdn$1.80
January 11, 2022	3,000	Cdn$1.80
February 17, 2022	5,667	Cdn$3.78
March 1, 2022	118,520	Cdn$1.80
March 1, 2022	86,720	Cdn$1.80
March 3, 2022	20,833	Cdn$1.80
March 3, 2022	11,111	Cdn$1.08
March 3, 2022	16,666	Cdn$1.26
March 22, 2022	87,442	Cdn$1.80
April 8, 2022	2,072	Cdn$3.14
April 19, 2022	1,301	Cdn$3.58
May 20, 2022	23,490	Cdn$1.26

TRADING PRICE AND VOLUME
The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of our common shares on the TSX and Nasdaq for the 12-month period preceding July 12, 2022.
	TSX			NASDAQ COMPOSITE
	HIGH	LOW	VOLUME	HIGH	LOW	VOLUME
	(CDN$)	(CDN$)	(#)	(US$)	(US$)	(#)
July 2021	4.00	3.32	689,987	3.22	2.60	10,274,074
August 2021	4.82	3.54	852,624	3.83	2.82	10,059,420
September 2021	9.31	4.42	6,012,205	7.35	3.50	115,635,428
October 2021	9.25	7.10	2,171,242	7.48	5.68	16,812,714
November 2021	9.47	6.91	1,701,319	7.65	5.41	23,184,217
December 2021	12.59	6.64	3,968,455	9.84	5.18	153,383,543
January 2022	10.55	6.30	2,775,604	8.21	4.98	22,294,330
February 2022	9.40	7.23	2,357,964	7.45	5.61	28,447,599
March 2022	8.85	7.00	1,601,946	7.11	5.45	10,156,932
April 2022	11.29	8.46	2,040,624	9.04	6.76	17,818,288
May 2022	11.68	8.07	3,830,869	9.09	6.35	17,888,269
June 2022	13.25	9.18	2,040,276	10.28	7.08	19,689,433
July 2022 (to July 12)	14.46	11.61	1,199,969	11.10	8.82	8,645,989
At the close of business on July 12, 2022, the last trading day prior to the date of this prospectus supplement, the price of the common shares as quoted by the TSX and Nasdaq was Cdn$12.60 and US$9.67, respectively.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder (i) who acquires, as beneficial owner, our common shares pursuant to this offering, (ii) who, for purposes of the Tax Act and at all relevant times, beneficially holds the common shares as capital property and (iii) who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, us or the underwriters (a “Holder”).
Generally, our common shares will be considered to be capital property to a Holder provided the Holder does not hold our common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and Counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of our common shares.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our common shares should consult their own tax advisors with respect to their particular circumstances.
Residents of Canada
The following discussion applies to Holders who, at all relevant times, are or are deemed to be residents of Canada for the purposes of the Tax Act (“Resident Holders”). This summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in subsection 142.2(1) of the Tax Act, for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”, as defined in subsection 248(1) of the Tax Act; (c) an interest in which is a “tax shelter”, as defined in subsection 237.1(1) of the Tax Act, or a “tax shelter investment”, as defined in subsection 143.2(1) of the Tax Act; (d) that reports its “Canadian tax results”, as defined in subsection 261(1) of the Tax Act, in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of our common shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, as defined in subsection 248(1) of the Tax Act; (f) that is a partnership; (g) that receives dividends on our common shares under or as part of a “dividend rental arrangement” as defined in subsection 248(1) of the Tax Act; (h) that is exempt from tax under Part I of the Tax Act; or (i) that is a corporation resident in Canada and is or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our common shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our common shares. In addition, this summary does not address the deductibility of interest by a purchaser who has borrowed money to acquire our common shares.

Certain Resident Holders whose common shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election, in accordance with subsection 39(4) of the Tax Act, to have their common shares and every other “Canadian security”, as defined in subsection 39(6) of the Tax Act, held by them deemed to be capital property for the purposes of the Tax Act. Resident Holders contemplating such an election should first consult with their own tax advisors.
Taxation of Dividends
In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on our common shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that generally apply to taxable dividends received from taxable Canadian corporations. Provided we make the appropriate designations (which may include by way of a notice published on our website), any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations to our ability to designate dividends and deemed dividends as eligible dividends. Dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Dividends received or deemed to be received on our common shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a potentially refundable 38 1∕3% tax on dividends received or deemed to be received on our common shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.
Dispositions — Taxation of Capital Gains and Capital Losses
Upon a disposition or deemed disposition of our common shares (except to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of our common shares to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base of such common shares to a Resident Holder will be determined by averaging the cost of such common shares with the adjusted cost base of all other common shares of the Company held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for purposes of the Tax Act of our common shares will include all amounts paid or payable by the Resident Holder for such common shares, subject to certain adjustments under the Tax Act.
Generally, one-half of the amount of any capital gain, (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act, one-half of the amount of any capital loss, (an “allowable capital loss”), realized by a Resident Holder in a taxation year must be deducted by such Resident Holder against taxable capital gains realized by such Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, the amount of any such capital loss realized on the sale of our common shares may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on such common shares or common shares of the Company. Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors regarding their particular circumstances.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Proposed Amendments) throughout its taxation year may be liable to pay an additional potentially refundable 10 2∕3% tax on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors regarding their particular circumstances.
Eligibility for Investment
Based on the current provisions of the Tax Act, if issued on the date hereof and provided they are at all times listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and Nasdaq), our common shares be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts (collectively, “Registered Plans”) and deferred profit sharing plans, each as defined in the Tax Act.
Notwithstanding that our common shares may be a qualified investment for a Registered Plan, if our common shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber thereof, as the case may be, will be subject to a penalty tax under the Tax Act. Our common shares generally will not be a “prohibited investment” for a Registered Plan provided the annuitant, holder or subscriber thereof, as the case may be: (i) deals at arm’s length with the Company for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, our common shares will not be a prohibited investment if they are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.
Prospective purchasers who intend to hold our common shares in a Registered Plan should consult their own tax advisors regarding their particular circumstances.
Non-Residents of Canada
The following discussion applies to Holders who, for the purposes of the Tax Act, and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold and will not be deemed to use or hold, our common shares in connection with, or in the course of carrying on, a business or part of a business in Canada, (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that carries on an insurance business in Canada and elsewhere, a “registered non-resident insurer” or an “authorized foreign bank” (within the meaning of the Tax Act), and such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our common shares.
Currency Conversion
Generally, for purposes of the “Tax Act”, all amounts relating to the acquisition, holding or disposition of our common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.
Disposition of Common Shares
A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a common share, unless the common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.
Provided the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and Nasdaq) at the time of disposition, the common shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property. Even if the common shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such common shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.
Receipt of Dividends
Dividends received or deemed to be received by a Non-Resident Holder on our common shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the Treaty. Non-Resident Holders should consult their own tax advisors in this regard.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR U.S. HOLDERS
Subject to the limitations and qualifications stated herein, this discussion sets forth certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the common shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Treaty, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire common shares in this offering and that hold those common shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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banks, insurance companies, and certain other financial institutions;

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U.S. expatriates and certain former citizens or long-term residents of the United States;

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dealers or traders in securities who use a mark-to-market method of tax accounting;

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persons holding common shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares;

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persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

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brokers, dealers or traders in securities, commodities or currencies;

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tax-exempt entities or government organizations;

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S corporations, partnerships, or other entities or arrangements classified as partnerships or treated as “pass-through” entities for U.S. federal income tax purposes;

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regulated investment companies or real estate investment trusts;

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persons who acquired our common shares pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons required to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement;

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persons holding our common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

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persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of common shares.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares and is:
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An individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if  (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
Passive Foreign Investment Company Rules
If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
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at least 75% of its gross income is passive income (such as interest income); or

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at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).
Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2021 and expect that we will be a PFIC for the current taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year, and as a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the common shares and the amount of the Company’s debt, if any, which may fluctuate considerably. Fluctuations in the market price of the common shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in determining our PFIC status, there can be no assurance regarding whether we currently are treated as a PFIC, or may be treated as a PFIC in the future.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a Qualified Electing Fund Election (a “QEF Election”), with respect to all taxable years during such U.S. Holders holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the common shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s common shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the common shares. U.S. Holders should consult their own tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of common shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our common shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the common shares;

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the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

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the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if a U.S. Holder holds the common shares as capital assets.
In addition, if we are a PFIC in any taxable year, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our subsidiaries.
If a U.S. Holder makes an effective QEF Election, then, in lieu of the foregoing treatment, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. In addition, any losses we incur in a taxable year will not be available to such U.S. Holder and may not be carried back or forward in computing our ordinary earnings and net capital gain in other taxable years. Further, a U.S. Holder that disposes of common shares (including pursuant to a redemption for U.S. federal income tax purposes) would generally recognize capital gain or loss on such disposition. In order for a U.S. Holder to be eligible to make a QEF election, we would have to agree to provide certain tax information to such U.S. Holder on an annual basis. If we determine that we are a PFIC for this year or any future taxable year, we currently expect that we would provide the information necessary for U.S. Holders to make a QEF Election, but we can provide no assurances in this regard.
U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the common shares by making a mark-to-market election with respect to the common shares, provided that the common shares are “marketable”. Common shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the common shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our common shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our common shares remain listed on Nasdaq and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to the common shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the common shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the common shares over the fair market value of the common shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the common shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (“IRS”), unless the common shares cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
Unless otherwise provided by the United States Treasury Department, (the “U.S. Treasury”), each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.
Cash Dividends and Other Distributions
Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the common shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its common shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its common shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares”). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the common shares will constitute ordinary dividend income. Dividends paid on the common shares will not be eligible for the dividends received deduction allowed to U.S. corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if  (i) its common shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year.

The common shares are expected to be readily tradable on an established securities market, Nasdaq. We may also be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, we expect that a non-corporate U.S. Holder should qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.
If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the common shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Disposition of Common Shares
A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the common shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the common shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the common shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the common shares determined in U.S. dollars. The initial tax basis of the common shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the common shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the common shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.
Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the common shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.
Medicare Contribution Tax
Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax (“Medicare Contribution Tax”), on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare Contribution Tax to its income and gains in respect of its investment in our common shares.

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Certain Reporting Requirements
U.S. Holders paying more than US$100,000 for our common shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our common shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their own tax advisers regarding their reporting obligations with respect to their ownership and disposition of the common shares.

UNDERWRITING
Subject to the terms and conditions set forth in an underwriting agreement among us and Jefferies LLC, Evercore Group L.L.C. and RBC Capital Markets, LLC, as the representatives of each of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common shares set forth opposite its name below.
UNDERWRITER	NUMBER OF COMMON SHARES
Jefferies LLC
Evercore Group L.L.C.
RBC Capital Markets, LLC
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of them are purchased. The obligations of the underwriters under the underwriting agreement may be terminated at the discretion of the representatives upon the occurrence of certain stated events, including “disaster out”, “market out”, “material adverse change out”, “material change or change in material fact out”, “litigation out” and “regulatory out” rights of termination. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The terms of the offering were established through negotiation between us and the underwriters. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common shares, that you will be able to sell any of the common shares held by you at a particular time or that the prices that you receive when you sell will be favorable. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Evercore Group L.L.C. is not a registered dealer in any Canadian jurisdiction and, accordingly, is not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the common shares offered hereby in Canada. However, sales of common shares outside of the United States, including in Canada, may be made by affiliates of certain of the underwriters.
Commissions and Discounts
The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of US$     per share. After the underwriters have made a reasonable effort to sell all of the shares at the public offering price set forth on the cover page of this prospectus supplement, the public offering price may be decreased, and further changed from time to time by the representatives to an amount not greater than the initially stated public offering price. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement.

The following table shows the public offering price, underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $       .
Nasdaq Global Market and Toronto Stock Exchange Listing
Our common shares are listed on Nasdaq and the TSX under the symbol “BLU.” We have applied to list the common shares offered by this prospectus supplement on Nasdaq and the TSX. Listing will be subject to us fulfilling all of the requirements of the Nasdaq and TSX, as applicable.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to           additional shares at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment indicated in the above table.
No Sales of Similar Securities
We have agreed, subject to specified exceptions, not to directly or indirectly:
■
sell, offer to sell, contract to sell or lend, effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) of,

■
pledge, hypothecate or grant any security interest in,

■
enter into any swap, hedge or similar arrangement or agreement that transfers the economic risk of ownership of, or

■
in any other way transfer or dispose of, any common shares or any options, warrants or other rights to acquire common shares or any securities exchangeable or exercisable for or convertible into common shares;

■
effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding common shares;

■
file or submit, or cause the filing or submission, of any prospectus in Canada or registration statement under the Securities Act, with respect to or announce the offering of any common shares or any options, warrants or other rights to acquire common shares or any securities exchangeable or exercisable for or convertible into common shares; or

■
publicly announce any intention to do any of the foregoing, for a period of 90 days after the date of this prospectus supplement.

These restrictions do not apply to any offers or sales of common shares under any future at-the-market offering program for which Jefferies LLC is the sales agent and/or principal.
In addition, our officers, directors and certain entities affiliated with our directors have agreed, subject to specified exceptions, not to:
■
sell, offer to sell, contract to sell, lend or contract to lend, effect any short sale or establish or increase a “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act or liquidate or decrease any “call equivalent position” within the meaning of Rule 16a-1(b) of the Exchange Act of, any common shares, options or warrants or other rights to acquire common shares or any securities exchangeable or exercisable for or convertible into common shares;

■
pledge, hypothecate or grant any security interest in, including sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or in any other way transfer or dispose of, any common shares, options or warrants or other rights to acquire common shares or any securities exchangeable or exercisable for or convertible into common shares;

■
enter into any swap, hedge or similar arrangement or agreement that transfers the economic risk of ownership of any common shares, options or warrants or other rights to acquire common shares or any securities exchangeable or exercisable for or convertible into common shares;

■
make any demand for, or exercise any right with respect to, the registration under the Securities Act or Canadian federal or provincial securities laws of the offer and sale of any common shares or options or warrants or other rights to acquire common shares or any securities exchangeable or exercisable for or convertible into common shares, or cause to be filed a registration statement, prospectus or prospectus supplement with respect to any such registration; or

■
publicly announce any intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement.

After the 10th day following the date of this prospectus supplement, these restrictions will not apply with respect to an aggregate of 602,778 common shares issuable upon the exercise of stock options held by certain officers and directors that are scheduled to expire during the lock-up period. These restrictions terminate after the close of trading of the common stock on and including the final day of the applicable lock-up period.
Jefferies LLC and Evercore Group L.L.C. may, in their sole discretion and at any time or from time to time before the termination of the applicable lock-up period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of common shares prior to the expiration of the applicable lock-up period. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Nasdaq Global Market and Toronto Stock Exchange Listing
The shares are listed on Nasdaq and TSX under the symbol “BLU.”

Stabilization
Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities, the underwriters may not, throughout the period of distribution under this prospectus supplement, bid for or purchase common shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.
The underwriters have advised us that, subject to applicable laws, they may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option to purchase additional common shares.
“Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Any naked short position would form part of the underwriters’ over-allocation position.
A purchaser who acquires common shares forming part of the underwriters’ over-allocation position resulting from any covered short sales or naked short sales will, in each case, acquire such common shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the option to purchase additional common shares or secondary market purchases.
A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriters may also engage in passive market making transactions in our common shares on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common shares offered hereby. Any such short positions could adversely affect future trading prices of the common stock shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
Australia
This prospectus supplement is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus supplement in Australia:
You confirm and warrant that you are either:
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a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

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a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

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a person associated with the Company under Section 708(12) of the Corporations Act; or

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a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus supplement is void and incapable of acceptance.
You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus supplement for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area and the United Kingdom Public Offer Selling Restrictions
In relation to each member state of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any securities which are the subject of the offering contemplated by this prospectus supplement and the accompanying shelf prospectus may not be made in that Relevant State except that an offer to the public in that Relevant State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:
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to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

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to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

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in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Hong Kong
No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”), or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus supplement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus supplement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus supplement and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the common shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (“FIEL”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus supplement has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
Selling Restrictions Addressing Additional United Kingdom Securities Laws
This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of the Prospectus Regulation that are also investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).
This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

ENFORCEABILITY OF CIVIL LIABILITIES
We are a corporation existing under the Canada Business Corporations Act. The enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, that most of our officers and directors are residents of Canada, that many of the experts named in this prospectus supplement and the shelf prospectus may be residents of Canada, and that most or all of our assets and the assets of said persons are located outside of the United States.
We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of our common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws.
We filed with the SEC, together with our registration statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under such Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of our common shares under this prospectus supplement.

LEGAL MATTERS
Certain legal matters related to the offering of common shares under this prospectus supplement are being passed upon on our behalf by Davies Ward Phillips & Vineberg LLP with respect to Canadian legal matters and by Goodwin Procter LLP with respect to United States legal matters. The underwriters are being represented by Norton Rose Fulbright Canada LLP with respect to Canadian legal matters and by Cooley LLP with respect to United States legal matters.
As of the date of this prospectus supplement, the partners and associates of each of Davies Ward Phillips & Vineberg LLP and Norton Rose Fulbright Canada LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of our outstanding securities of any class.
AUDITORS, TRANSFER AGENT AND REGISTRAR
Our auditors are KPMG LLP, Chartered Professional Accountants, 1500 — 600, De Maisonneuve Boulevard West, Montreal, Québec, Canada, H3A 0A3. KPMG LLP are independent with respect to BELLUS Health within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Further, KPMG LLP are independent accountants with respect to the BELLUS Health under all relevant US professional and regulatory standards.
The transfer agent and registrar for our common shares in the United States is Computershare Inc. at its principal offices located in Canton, Massachusetts. The transfer agent and registrar for our common shares in Canada is Computershare Investor Services Inc. at its offices located in Montreal, Québec.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this prospectus supplement and the shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and the shelf prospectus may be obtained upon request without charge from our Chief Financial Officer at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada, telephone: (450) 680-4500, or by accessing our disclosure documents available through the Internet on SEDAR (which can be accessed at www.sedar.com) and on EDGAR (www.sec.gov).
The following documents, filed with the various securities commissions or similar authorities in Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the shelf prospectus:
(i)
our annual information form dated February 23, 2022 for the fiscal year ended December 31, 2021;

(ii)
our audited annual consolidated financial statements as of and for the years ended December 31, 2021 and 2020 together with the independent auditors’ report thereon, except that the footnote of the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into this prospectus supplement and the shelf prospectus and the U.S. Registration Statement on Form F-10 of which this prospectus supplement and the shelf prospectus are a part, and our accompanying management’s discussion and analysis dated February 23, 2022;

(iii)
our management information circular dated March 23, 2022 in connection with our annual meeting of shareholders held on May 11, 2022;

(iv)
our material change report dated December 30, 2020 regarding our execution of an Open Market Sale Agreement with Jefferies LLC;

(v)
our material change report dated April 1, 2021 regarding the appointment of William Mezzanotte, MD, MPH to our Board of Directors;

(vi)
our material change report dated December 13, 2021 announcing the results of our Phase 2a BLUEPRINT clinical trial and our Phase 2b SOOTHE clinical trial (the “December 2021 MCR”);

(vii)
our material change report dated July 13, 2022 announcing the results of our End-of-Phase 2 Meeting with the FDA, our CALM Phase 3 Program for BLU-5937 in Refractory Chronic Coughand the termination of the Open Market Sale Agreement (the “July 2022 MCR”); and

(viii)
our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021, except for the following sentence in note 2(a) “These condensed consolidated interim financial statements have not been reviewed by the Company’s auditors.” and our accompanying management’s discussion and analysis dated May 11, 2022.

Any document of the type referred to in the preceding paragraph or in Section 11.1 of Form 44-101F1 — Short Form Prospectus (other than any confidential material change reports) filed by us with a securities commission or similar regulatory authority in any province of Canada, after the date of this prospectus supplement and before the termination of this offering, will be deemed to be incorporated by reference in this prospectus supplement. All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and before the termination of this offering, will be deemed to be incorporated by reference in this prospectus supplement, if and to the extent expressly provided therein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Without limiting the generality of the foregoing, the description of our business appearing in this prospectus supplement modifies and supersedes, to the extent inconsistent therewith, the description of our business contained under the heading “Business” in our annual information form dated February 23, 2022, and the risk factors contained under the heading “Risk Factors” in this prospectus supplement supersede, to the extent inconsistent therewith, the risk factors contained under the heading “Risk Factors” in our annual information form dated February 23, 2022.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-261632) of which this prospectus supplement and the shelf prospectus form a part: (i) the documents listed under “Documents Incorporated by Reference” in this prospectus supplement; (ii) the form of the underwriting agreement; (iii) the consent of Davies Ward Phillips & Vineberg LLP, the Company’s Canadian counsel; and (iv) the powers of attorney from our directors and officers, as applicable, pursuant to which amendments to the registration statement may be signed.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the full informational requirements of securities commissions or similar regulatory authorities in Canada. Information, other than confidential filings, that we file with securities commissions or similar regulatory authorities in Canada are available on SEDAR, which can be accessed at www.sedar.com. Except as expressly provided herein, documents filed on SEDAR are not, and should not be considered, part of this prospectus supplement or the shelf prospectus.
In addition to our continuous disclosure obligations under the securities laws of provinces of Canada, we are subject to the information requirements of the Exchange Act, and in accordance therewith, we file reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, we may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies. The SEC maintains the SEC’s Electronic Document Gathering and Retrieval System, commonly known as “EDGAR”, that makes available reports and other information that we file electronically with it, including the registration statement of which this prospectus supplement forms a part. Except as expressly provided herein, documents filed on EDGAR are not, and should not be considered, part of this prospectus supplement or the shelf prospectus.
We have filed with the SEC a registration statement on Form F-10 (File No. 333-261632) under the Securities Act with respect to the common shares. This prospectus supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common shares, reference is made to the registration statement, including the shelf prospectus, and to the schedules and exhibits filed therewith. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

EXEMPTION UNDER SECURITIES LAWS
The Company has applied for and obtained an exemption pursuant to Section 11.1 of National Instrument 44-102 — Shelf Distributions requesting relief from the requirement under Section 6.3(1)3 of NI 44-102 to include a prospectus certificate signed by each agent or underwriter who, with respect to the securities offered by any prospectus supplement, including this prospectus supplement, is in a contractual relationship with the Company to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer would not, directly or indirectly, make any offers or sales to persons in a province of Canada. All sales of securities pursuant to any prospectus supplement, including this prospectus supplement, to Canadian residents would solely be made through other agents or underwriters that are duly registered in the applicable Canadian jurisdictions where any offer of securities will be made (the “Canadian Dealers”); and the prospectus supplement would include a certificate signed by each Canadian Dealer in compliance with Section 6.3(1)3 of NI 44-102.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES
Each of Franklin Berger and William Mezzanotte, two of our directors, and Ramzi Benamar, our Chief Financial Officer, resides outside of Canada and have appointed BELLUS Health as agent for service of process in Canada at the following address: 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if such person has appointed an agent for service of process.

MARKETING MATERIALS
Before filing the final prospectus supplement in respect of this offering, we and the underwriters intend to hold road shows that potential investors in the United States and in certain of the provinces of Canada may be able to attend. We and the underwriters may provide marketing materials to potential investors in connection with those meetings, relying on an exemption under applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings not to file marketing materials relating to those road show meetings on the SEDAR website (www.sedar.com) or include or incorporate them by reference in the final prospectus.
In order to rely on this exemption, we and the underwriters are required to give Canadian investors certain contractual rights in the event that the marketing materials described above contain a misrepresentation. Accordingly, we and the underwriters have agreed that, in the event that the marketing materials contain a misrepresentation (as defined in applicable Canadian securities laws), a purchaser resident in a province of Canada who was provided with those marketing materials in connection with the road shows and who purchased the securities offered under this prospectus supplement during the period of distribution shall have, with respect to the misrepresentation and without regard to whether the purchaser relied on it, equivalent rights against us and the underwriters as the rights provided under the securities laws of the jurisdiction of Canada in which that purchaser resides, subject to the defenses, limitations and other terms of such securities laws, as if the misrepresentation was contained in this prospectus supplement.
However, this contractual right does not apply to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this prospectus supplement.

CERTIFICATE OF BELLUS HEALTH INC.
Date: July 13, 2022
The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.
(Signed) ROBERTO BELLINI President and Chief Executive Officer	(Signed) RAMZI BENAMAR Chief Financial Officer
On behalf of the Board of Directors
(Signed) DR FRANCESCO BELLINI Director	(Signed) PIERRE LAROCHELLE Director
C-1

CERTIFICATE OF THE UNDERWRITERS
Date: July   , 2022
To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.
JEFFERIES SECURITIES, INC.
(Signed)
RBC DOMINION SECURITIES INC.
(Signed)
C-2

This amended and restated short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this amended and restated short form base shelf prospectus has become final and that permits the omission from this amended and restated short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission and has been declared effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities.
Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BELLUS Health Inc. at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Tel: 450-680-4500 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.
AMENDED AND RESTATED
SHORT FORM BASE SHELF PROSPECTUS
AMENDING AND RESTATING THE SHORT FORM BASE SHELF PROSPECTUS
DATED DECEMBER 23, 2020
New Issue and or Secondary Offering December 14, 2021
BELLUS HEALTH INC.
US$400,000,000
Common Shares
This amended and restated short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period commencing on December 23, 2020 that this prospectus, including any amendments hereto, remains valid, of common shares of BELLUS Health Inc. (the “Company”), with a total offering price of such securities of up to US$400,000,000 (or its equivalent in any other currency used to denominate the securities at the time of offering). The securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more prospectus supplements. One or more shareholders of the Company may also offer and sell our common shares under this prospectus. See “Selling Shareholders” and “Plan of Distribution”.
All shelf information permitted under applicable securities legislation to be omitted from this prospectus, including, without limitation, the information disclosed in the specific terms of any offering of securities, as discussed above, will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except where an exemption from such delivery requirements has been obtained. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement and only for the purposes of the distribution of the securities to which that prospectus supplement pertains.
We are a Canadian company incorporated under the Canada Business Corporations Act.

The Company is permitted, under the multi-jurisdictional disclosure system (the “MJDS”), adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus and any prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and may not be comparable to financial statements of United States companies. The Company’s financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission (the “SEC”).
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, that most of our officers and directors are residents of Canada, that many of the experts named in this prospectus may be residents of Canada, and that most or all of our assets and the assets of said persons are located outside of the United States. See “Enforcement of Judgments Against Foreign Persons or Companies”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The specific terms of any offering of common shares will be set forth in the applicable prospectus supplement and may include, without limitation: the number of common shares being offered, the currency (which may be United States dollars, Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms. A prospectus supplement relating to a particular offering of securities may include terms pertaining to the securities being offered thereunder that are not within the terms and parameters described in this prospectus. Where required by statute, regulation or policy, and where the securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities.
The securities may be sold to or through one or more underwriters or dealers purchasing as principals and may also be sold to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated from time to time, at amounts and prices and other terms determined by us or any selling shareholder. The securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The prospectus supplement relating to a particular offering of securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such securities, the name or names of any selling shareholders, as well as the method of distribution and the terms of the offering of such securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. This prospectus may qualify an “at-the-market distribution” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators. See “Plan of Distribution”.
In connection with any offering of the securities other than an “at-the-market distribution”, unless otherwise specified in the relevant prospectus supplement, the underwriters, dealers or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution” under this prospectus, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such underwriter, dealer or agent will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

Our outstanding common shares are listed on the Toronto Stock Exchange (the “TSX”), and on the Nasdaq Global Market (“Nasdaq”), under the symbol “BLU”. On December 13, 2021, the last trading day prior to the date of this prospectus, the closing price of our common shares on the TSX and Nasdaq was Cdn$10.63 and US$8.30, respectively. Our head office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.
Investors should be aware that the acquisition, holding or disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this prospectus and the applicable prospectus supplement with respect to a particular offering of the securities and consult your own tax advisor with respect to your own particular circumstances. No underwriter, agent or dealer has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.
Any investment in securities involves significant risks that should be carefully considered by prospective investors before purchasing securities. The risks outlined in this prospectus and in the documents incorporated by reference herein, including the applicable prospectus supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in securities. See “Risk Factors”.

ABOUT THIS PROSPECTUS
We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or any amendment or supplement to this prospectus. We do not take any responsibility for, or provide any assurance as to the reliability of, any other information that others may provide you. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares, and that information appearing in any document incorporated by reference is accurate only as of the date of such document. Our business, financial condition, results of operations or prospects may have changed since those dates. This prospectus is not an offer to sell or the solicitation of an offer to buy our common shares in any circumstances under which such offer or solicitation is unlawful.
In this prospectus, unless the context otherwise permits, the terms “BELLUS Health”, the “Company”, “we”, “us”, and “our” refer to BELLUS Health Inc. and its subsidiaries, BELLUS Health Cough Inc. and BELLUS Health Corp. References to “Cdn$” and “$” are to Canadian dollars and “US$” are to U.S. dollars.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available to us. Each prospectus supplement will be incorporated by reference in this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of those securities to which the prospectus supplement pertains.
This prospectus includes market share information, epidemiology and industry data, pricing and commercial forecasts obtained from independent industry publications and surveys. References in such documents to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report, survey or article. The information in any such report, survey or article is not incorporated by reference in this prospectus. Although we believe these sources are reliable, we have not independently verified any of the data in such reports, surveys or articles. Some data is also based on our estimates, which are derived from our review of our internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.
FINANCIAL INFORMATION
Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with the standards of the PCAOB and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC. Effective January 1, 2020, we have adopted the US$ as our presentation currency. As such, all our financial statements, including the 2020 Annual Financial Statements and the September 2021 Interim Financial Statements, are presented in US$.
ADDITIONAL INFORMATION
This prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Company has or will file with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) relating to the common shares. Under the U.S. Registration Statement, the Company may, from time to time, sell common shares described in this prospectus in one or more offerings up to an aggregate offering amount of US$400,000,000. This prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the common shares that the Company may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement”. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell securities under U.S. Registration Statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Documents Incorporated by Reference”. This prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the common shares.
Our common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and accordingly, we are subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements. In accordance with such requirements, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference in this prospectus may be obtained upon request without charge from our Chief Financial Officer at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada, telephone: (450) 680-4500, or by accessing our disclosure documents available through the Internet on SEDAR, which can be accessed at www.sedar.com. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”), and may be accessed at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set forth herein.
Except to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other document that is also incorporated by reference in this prospectus, the following documents filed by us with securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference into, and form an integral part of, this prospectus:
(i)
our annual information form dated February 25, 2021 for the fiscal year ended December 31, 2020;

(ii)
our audited annual consolidated financial statements as of and for the years ended December 31, 2020 and 2019 together with the independent auditors’ reports thereon (the “2020 Annual Financial Statements”), except that the footnote to each of the audit reports included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the prospectus and the U.S. Registration Statement on Form F-10 of which this prospectus is a part, and our accompanying management’s discussion and analysis dated February 25, 2021;

(iii)
our management information circular dated March 23, 2021 in connection with our annual meeting of shareholders held on May 10, 2021;

(iv)
our material change report dated December 30, 2020 regarding the execution of an Open Market Sale Agreement with Jefferies LLC;

(v)
our material change report dated April 1, 2021 regarding the appointment of William Mezzanotte, MD, MPH to our Board of Directors (the “Board”);

(vi)
our material change report dated December 13, 2021 announcing the results of our Phase 2a BLUEPRINT clinical trial and our Phase 2b SOOTHE clinical trial (the “December 2021 MCR”); and

(vii)
our unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2021 and 2020 (the “September 2021 Interim Financial Statements”) and our accompanying management’s discussion and analysis dated November 10, 2021.

Any documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus Distributions filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and during the 25-month period that this prospectus, including any amendments hereto, remains valid shall be deemed to be incorporated by reference in this prospectus. Documents referenced in any of the documents incorporated by reference in this prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this prospectus.
Notwithstanding anything herein to the contrary, any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Without limiting the generality of the foregoing, the description of our business appearing in this prospectus under the heading “Business of the Company” modifies and supersedes, to the extent inconsistent therewith, the description of our business contained under the heading “Business” in our annual information form dated February 25, 2021; the regulatory disclosure appearing in this prospectus under the heading “Regulatory Matters” modifies and supersedes, to the extent inconsistent therewith, the regulatory disclosure contained under the heading “Business” in our annual information form dated February 25, 2021; the risk factors appearing in this prospectus under the heading “Risk Factors” modify and supersede, to the extent inconsistent therewith, the risk factors contained under the heading “Risk Factors” in our annual information form dated February 25, 2021.
Upon a new annual information form and annual consolidated financial statements being filed by us with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this prospectus for purpose of future offers and sales of securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.
To the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this prospectus forms a part. In addition, we may incorporate by reference into this prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that we will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.
A prospectus supplement containing the specific variable terms in respect of an offering of the common shares will be delivered to purchasers of such common shares together with this prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement only for the purposes of the offering of the securities covered by such prospectus supplement.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:
(i)
the documents listed under “Documents Incorporated by Reference” in this prospectus;

(ii)
the consent of KPMG LLP, Chartered Professional Accountants, the Company’s independent auditor;

(iii)
the consent of Davies Ward Phillips & Vineberg LLP, the Company’s Canadian counsel; and

(iv)
powers of attorney of the Company’s directors and officers, as applicable.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:
•
our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including refractory chronic cough (“RCC”);

•
our intention to discontinue development of BLU-5937 in pruritic conditions and the Phase 2a proof-of-concept BLUEPRINT trial;

•
our aim to complete additional preclinical studies with BLU-5937;

•
our aim to complete additional Phase 1 clinical trials with BLU-5937;

•
our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

•
our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

•
the function, potential benefits, tolerability profile, effectiveness and safety of our product candidates, including BLU-5937, including with respect to patient population, pricing and labeling, and the impact of our enrichment strategy on labeling;

•
our expectations with respect to pre-commercialization activities related to the commercial launch of BLU-5937, if approved;

•
our expectations regarding the potential development of a once-daily dosing regimen of BLU-5937 using an extended release formulation;

•
our expectations regarding our ability to arrange for and scale up the manufacturing of BLU-5937 to reach commercial scale;

•
our estimates and assessment of the potential markets (including size) for our product candidates;

•
our expectations regarding coverage, reimbursement and pricing and acceptance of our product candidates by the market, if approved;

•
our estimates and projections regarding potential pricing for BLU-5937 and how such pricing compares to other P2X3 antagonists;

•
our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 revenue potential;

•
the benefits and risks of our product candidates as compared to others;

•
our aim to obtain regulatory approvals to market our product candidates;

•
our expectations with respect to the cost of preclinical studies and clinical trials and potential commercialization of our product candidates, including BLU-5937;

•
our expectation of the continued listing of the common shares on the TSX and Nasdaq;

•
our current and future capital requirements and anticipated sources of financing or revenue;

•
our expectations regarding the ongoing COVID-19 pandemic and its impact on our business;

•
our expectations regarding the protection of our intellectual property;

•
our business strategy; and

•
our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:
•
the function, potential benefits, effectiveness and safety of BLU-5937;

•
the benefits and risks of our product candidates as compared to others;

•
the accuracy of our belief that selective P2X3 antagonists have an improved tolerability profile compared to the most advanced P2X3 receptor antagonist in development, Merck & Co.’s gefapixant;

•
our progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

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the ability of our interim analysis of the Phase 2b SOOTHE trial to predict the final results of the trial and the interpretability thereof;

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the timing of, and our ability to initiate, Phase 3 clinical trials of BLU-5937;

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our estimates and projections regarding our industry;

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market acceptance of our product candidate;

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the future success of current research and development activities;

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our achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones within the anticipated timeframe;

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our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

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the accuracy of the timelines and cost estimates related to our preclinical and clinical programs;

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the successful development of once-daily dosing with extended release formulation for BLU-5937;

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our ability to achieve intended order of market entry of BLU-5937 relative to other P2X3 antagonists;

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the accuracy of our findings of statistically significant interaction between baseline cough frequency and treatment benefit, and realization of the intended benefits of our enrichment strategy;

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the accuracy of our estimates and projections regarding potential pricing for BLU-5937, including parity to other P2X3 antagonists;

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the accuracy of our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 revenue potential;

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the capacity of our primary supply chain to produce the required clinical supplies to support a Phase 3 program in RCC within the anticipated timeframe, and the absence of further global supply chain disruptions with respect to such required clinical supplies that may be caused by the COVID-19 pandemic;

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the absence of interruption or delays in the operations of our suppliers of components or raw materials, contract research organizations or other third parties with whom we engage, whether as a result of disruptions caused by the COVID-19 pandemic or otherwise;

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the accuracy of our expectations regarding label indication for BLU-5937 in RCC and the potential to expand the use of P2X3 antagonists to all RCC patients;

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the absence of material deterioration in general business and economic conditions, including the impact on the economy and financial markets of the COVID-19 pandemic and other health risks

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the effectiveness of COVID-19 containment efforts, including the roll out of vaccination programs, the effectiveness of vaccines against variant strains of COVID-19 (including the Omicron and Delta variants) and the gradual recovery of global environment and global economic conditions;

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the risks of delays and inability to complete clinical trials due to difficulties enrolling patients, including, but not limited to, as a result of the COVID-19 pandemic;

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the receipt of regulatory and governmental approvals for research and development projects and timing thereof;

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the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

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our expectations regarding our status as a passive foreign investment company;

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the accuracy of our estimates regarding future financing and capital requirements and expenditures;

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the achievement of our forecasted cash burn rate;

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the sufficiency and validity of our intellectual property rights;

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our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

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our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

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the risk of patent-related litigation;

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the absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

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the absence of material changes in market competition and accuracy of our assumptions and projections regarding profile and market dynamic amongst more selective agents;

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our ability to attract and retain skilled staff;

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our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

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the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

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the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” in this prospectus. Should one or more of the risks, uncertainties or other factors outlined in this prospectus materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this prospectus is qualified by the cautionary statements herein.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
Before making any investment decision in respect of the securities and for a detailed discussion of the risks and uncertainties associated with our business, its operations and its financial targets, performance and condition and the material factors and assumptions underlying the forward-looking information herein and therein, fully review the disclosure incorporated by reference in and included in this prospectus and any prospectus supplement, including the risks described in the “Risk Factors” section of this prospectus.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Forward-looking statements made in a document incorporated by reference in this prospectus are made as of the date of the original document and have not been updated by us except as expressly provided for in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.
THE COMPANY
The Company was incorporated on April 12, 2012 under the Canada Business Corporations Act and is the successor of BELLUS Health Inc., a company incorporated on June 17, 1993 (known as Neurochem Inc. prior to April 15, 2008). We have two wholly-owned subsidiaries, BELLUS Health Cough Inc., also incorporated under the Canada Business Corporations Act, and BELLUS Health Corp., incorporated under the laws of the state of Delaware. Our head office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.
Our outstanding common shares are listed on the TSX and Nasdaq under the symbol “BLU”.
Our website address is www.bellushealth.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is CT Corporation System and its telephone number is (202) 572-3111.
RECENT DEVELOPMENTS
There have been no material developments in the business of the Company, since the date of our most recent interim financial statements, which have not been disclosed in this prospectus.
On March 24, 2021, we announced the appointment of William Mezzanotte, MD, MPH to our Board.

On September 13, 2021, we announced positive findings from a preplanned administrative interim analysis of the ongoing Phase 2b SOOTHE trial of BLU-5937 in patients with RCC. An independent statistical team reported that the predefined stringent probability threshold for clinical efficacy was met for at least one and up to all three doses of BLU-5937 tested. In addition, the analysis reported that limited taste-related adverse events were observed, consistent with previous trials of BLU-5937, and no serious adverse events were reported.
On September 23, 2021, we announced that we had completed participant enrollment in the Phase 2b SOOTHE clinical trial of BLU-5937 in RCC and the Phase 2a BLUEPRINT clinical trial of BLU-5937 in chronic pruritus associated with atopic dermatitis (“AD”).
On December 13, 2021, we announced the topline results of each of the Phase 2b SOOTHE clinical trial and the Phase 2a BLUEPRINT clinical trial. For details, see the December 2021 MCR (as defined herein). Following our recent completion of the Phase 2a BLUEPRINT clinical trial, we do not intend to further pursue development of BLU-5937 in pruritic conditions.

BUSINESS OF THE COMPANY
Overview
We are a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC (cough hypersensitivity) and other hypersensitization disorders. Our lead product candidate, BLU‑5937 is a highly selective antagonist of the P2X3 receptor, a target linked to hypersensitivity. We are currently developing BLU-5937 for the treatment of adults with RCC. We believe this hypersensitization-related disorder, which includes a pathophysiology that is mediated through the P2X3 receptor, represents an area of significant unmet medical need is a potentially large market opportunity. We believe BLU-5937’s characteristics observed in our preclinical studies and Phase 1 and 2 clinical trials support the development of BLU-5937 and, if approved, position it for development as a potential competitive treatment option in the P2X3 antagonist class. On December 13, 2021, we announced the topline results of two trials that were initiated in the fourth quarter of 2020: SOOTHE, a Phase 2b trial evaluating the efficacy and safety of BLU-5937 in RCC patients and BLUEPRINT, a Phase 2a proof-of-concept trial evaluating the efficacy and safety of BLU-5937 in patients with chronic pruritus associated with AD. For details, see the December 2021 MCR (as defined herein).
BLU-5937 in Refractory Chronic Cough
We are developing BLU-5937, a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency in RCC patients.
On July 6, 2020, we announced topline results from our Phase 2a RELIEF clinical trial of BLU-5937 that demonstrated proof-of-concept in patients with RCC, and also announced our intention to move forward with BLU-5937 in a Phase 2b trial. On September 8, 2020, we announced the design and details of the SOOTHE Phase 2b trial in RCC patients. On December 8, 2020, we announced that the first patient had been dosed in the Phase 2b SOOTHE trial of BLU-5937.
Phase 2b SOOTHE Clinical Trial
The SOOTHE trial is a multicenter, randomized, double-blind, four-week, parallel-arm, placebo-controlled Phase 2b trial evaluating the efficacy and safety of three doses of BLU-5937 (12.5 mg, 50 mg and 200 mg twice-daily (“BID”)) in 310 patients with RCC. Two hundred and forty-nine (249) participants with a baseline awake cough frequency of ≥25 coughs per hour were randomized across four arms (1:1:1:1) evaluating the three active doses and placebo in the main trial. Treatment arms were stratified to balance the number of participants with baseline awake cough frequency ≥45 coughs per hour across trial arms. The primary efficacy endpoint is the placebo-adjusted change in the 24-hour cough frequency from baseline to day 28 collected with a cough recorder. An exploratory group of an additional 61 participants with a baseline awake cough frequency of ≥10 and <25 coughs per hour were randomized across two arms (1:1) evaluating one active dose (200 mg BID) and placebo to further investigate the effect of BLU-5937 in patients with lower cough frequency.
A pre-specified, blinded Sample Size Re-Estimation (“SSRE”) analysis was previously conducted in the trial’s main population (participants with ≥25 coughs per hour at baseline). Based on the blinded SSRE results, no change was required to the SOOTHE trial size. The SSRE analysis was based on the evaluation of the blinded pooled standard deviation for the primary endpoint after approximately 33% of the targeted number of participants were evaluable for the primary endpoint of the trial.
On September 13, 2021, we announced positive findings from a preplanned administrative interim analysis of the ongoing Phase 2b SOOTHE trial of BLUE-5937 in patients with RCC. Specifically, an independent statistical team reported that the predefined stringent probability threshold for clinical efficacy was met for at least one and up to all three doses of BLU-5937 tested. In addition, the analysis reported that limited taste-related adverse events were observed, consistent with previous trials of BLU-5937, and no serious adverse events were reported. The positive findings from interim analysis of the Phase 2b SOOTHE trial enabled us to accelerate the planning for our Phase 3 program while awaiting the Phase 2b SOOTHE trial final results.

This administrative interim analysis was conducted once approximately 50% of the total planned participants in the main trial completed their 28-day treatment period. Doses were evaluated using predefined efficacy and probability thresholds, with the goal of narrowing down the optimal dose range in order to accelerate the preparation and initiation of the Phase 3 program. The interim analysis was performed for administrative purposes and had no impact on the design or conduct of the SOOTHE trial.
The trial enrolled participants in 116 sites of which approximately 50% are in the United States
On September 23, 2021 we announced that we had completed participant enrollment in the Phase 2b SOOTHE clinical trial of BLU-5937 in RCC.
On December 13, 2021, we announced the topline results of the Phase 2b SOOTHE clinical trial. For details, see the December 2021 MCR (as defined herein).
Phase 2a RELIEF Clinical Trial
The Phase 2a RELIEF clinical trial established proof-of-concept for BLU-5937 in the treatment of RCC patients. Numerical differences in favour of BLU-5937 were observed in the primary endpoint of reduction in cough frequency. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted cough frequency at any dose tested in the intent to treat population (n=67); however, pre-specified analyses regarding the impact of baseline cough frequency on treatment effect, including subgroup analyses in participants with baseline awake cough frequency of ≥ 20 coughs/hour (“coughs/h”) and ≥ 32 coughs/h (median), revealed statistically significant and clinically meaningful reductions in cough frequency relative to placebo:
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Patients with ≥20 coughs/h (80% of trial patients) at baseline saw placebo-adjusted reductions in awake cough frequency of 20% (p=0.001), 18% (p=0.02), 19% (p=0.03) and 27% (p=0.003) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.

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Patients with cough frequencies at or above the baseline median of 32 coughs/h at baseline (50% of trial patients) saw placebo-adjusted reductions in awake cough frequency of 28%, 28%, 30% and 32% (all p<0.0015) at doses of 25 mg, 50 mg, 100 mg and 200 mg BID, respectively.

•
A statistically significant interaction (p=0.0258) was observed between average awake cough frequency at baseline and treatment effect, linking higher baseline cough frequency with improved treatment benefit.

Topline results:
All patients — Intent to Treat Patient Population (n=67)
Dose	Placebo-adjusted reduction in awake cough frequency	P-value
25mg BID	-11%	p=0.14
50mg BID	-6%	p=0.46
100mg BID	-8%	p=0.41
200mg BID	-17%	p=0.09
Pre-specified Subgroup — Patients with awake cough frequency at ≥20 coughs/hour (n=54)
Dose	Placebo-adjusted reduction in awake cough frequency	P-value
25mg BID	-20%	p=0.0010
50mg BID	-18%	p=0.0186
100mg BID	-19%	p=0.0320
200mg BID	-27%	p=0.0026

Pre-specified Subgroup — Patients with awake cough frequency at or above baseline median (≥32.4 coughs/hour; n=34)
Dose	Placebo-adjusted reduction in awake cough frequency	P-value
25mg BID	-28%	p=0.0005
50mg BID	-28%	p=0.0003
100mg BID	-30%	p=0.0014
200mg BID	-32%	p=0.0006
BLU-5937 was observed to be well tolerated with the most common (≥5%) treatment-emergent adverse events being headache (9.8%), back pain (8.2%), dysgeusia (8.2%), diarrhea (6.6%), upper respiratory tract infection (6.6%), dizziness (6.6%), and oropharyngeal pain (4.9%). No treatment-related serious adverse events and no withdrawals due to treatment-related adverse events were reported at any dose.

1
One patient diagnosed with non treatment-related colorectal cancer following trial completion.

Taste related adverse events, including taste alteration and partial taste loss, were reported at all dose levels (6.5%, 9.8%, 10% and 8.6% at 25, 50, 100 and 200 mg BID, respectively, versus 4.9% on placebo) and mostly mild in nature. No patients reported complete taste loss. There were no clinically meaningful changes in vital signs, electrocardiogram or clinical laboratory values.

1
One subject reported both taste disturbance and partial taste loss during the same period at all dose levels of BLU-5937 but is counted only once in the total taste AEs

RELIEF enrolled participants in 16 sites (eight in the United Kingdom and eight in the United States) and randomized a total of 68 RCC patients; 67 were included in the intent to treat population. 52 patients completed both treatment periods and 16 patients dropped out in total, including 13 as a result of difficulties with conducting follow-up visits related to the COVID-19 pandemic or early termination of the trial. There were three additional non-drug related discontinuations.
Learnings from Phase 2a RELIEF Data
Based on the RELIEF trial results, we believe cough frequency at baseline is a key indicator of potential treatment benefit, with subgroup analysis of patients having baseline awake cough frequencies ≥20 coughs/h and ≥32 coughs/h demonstrating statistically significant and clinically meaningful benefit at all doses. Based on these analyses and the patient level data of patients with baseline awake cough frequency of ≥20 coughs/h and <32 coughs/h, we have selected a baseline cough frequency of 25 coughs/h as an inclusion criterion for the Phase 2b trial.
No dose response was observed in the Phase 2a RELIEF trial, including based on an analysis of within-patient dose response curves. Plasma concentrations achieved in RELIEF are also consistent with achieving receptor occupancies in the 75-95+% range. Based on this information, doses of 12.5 mg BID, 50 mg BID and 200 mg BID were selected for the Phase 2b trial.
Competitive Landscape
In addition to BELLUS Health, other companies are developing P2X3 antagonist product candidates for the treatment of RCC, including Merck & Co. (“Merck”), Bayer AG (“Bayer”) and Shionogi Inc. (“Shionogi”).

1
Limited head to head studies have been conducted; data presented is derived from company specific disclosures.

2
Smith J., Lancet Respir Med 2020: Gefapixant, a P2X3 receptor antagonist, for the treatment of refractory or unexplained chronic cough: a randomised, double-blind, controlled, parallel group, phase 2b trial.

3
Safety and Efficacy of BAY 1817080, a P2X3 Receptor Antagonist, in Patients with Refractory Chronic Cough (RCC), Presenter Q&A — ERS 2020.

4
Niimi A, European Respiratory Journal 2019 54: RCT452.

Merck announced in March 2020 that the 45mg BID dose of MK-7264 (gefapixant) had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 Phase 3 trials and that the 15mg BID dose had not achieved statistical significance in either trial. Pursuant to this announcement, in September 2020 at the European Respiratory Society (“ERS”) International conference, Merck presented these results in further detail. The 45 mg BID dose of MK-7264 achieved a statistically significant result on its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial) but showed significant rates of taste disturbance adverse events (58% and 69% in the COUGH-1 trial and COUGH-2 trial, respectively). In March 2021, Merck announced that the U.S. Food and Drug Administration (“FDA”) had accepted for review Merck’s New Drug Application (“NDA”) for gefapixant. The application will be discussed at an upcoming advisory committee meeting and the Prescription Drug User Fee Act target date is March 21, 2022.
At the American Thoracic Society International Conference held in August 2020, Bayer announced topline results from its Phase 2a trial evaluating BAY 1817080 (eliapixant), which demonstrated that higher doses of Bayer’s P2X3 antagonist significantly reduced 24-hour cough counts in patients with RCC (ranging from 15% to 25% cough reduction compared to placebo) and cough severity. Taste disturbance adverse events were dose-dependent and reported by 5% to 21% of participants receiving BAY 1817080. In October 2020, Bayer initiated a Phase 2b trial evaluating three doses of BAY1817080 in 236 RCC participants. Bayer disclosed on August 3, 2021 that the trial had met its primary endpoint. In August 2021 at the ERS Annual Congress meeting, Bayer presented the per-protocol results only. The placebo-adjusted relative change in 24-hour cough frequency were -12%, -27% and -18% with a cough frequency at baseline (24 hours) of 30.3, 31.7 and 21.5 for 25mg, 75mg and 150mg BID, respectively. Taste disturbances reported for the low, mid and high doses in the safety analysis population were respectively 4%, 13% and 24%. Adverse event related discontinuations were 8%. Additionally, Bayer stated that the higher efficacy of the mid-dose (75mg BID) may have been driven by higher relative baseline 24-hour cough frequency compared to the high dose (150 mg BID). Bayer also announced that Phase 3 development was warranted.
Shionogi announced topline results from its Phase 2a trial of S-600918 (sivopixant) in patients with RCC at the ERS International Congress in October 2019, which included a placebo-adjusted reduction in 24-hour cough frequency of 32% (p=0.055) and a rate of 6.5% of taste disturbance adverse events. The mean cough per hour frequency at baseline was 56. At the 2020 ERS International Congress, Shionogi reported that they observed an interaction between baseline cough frequency and treatment effect in its

Phase 2a trial; this prompted the utilization of a minimal cough frequency threshold as an inclusion criterion in the Phase 2b trial of S-600918. On September 29, 2021, Shionogi announced that the primary endpoint of placebo adjusted change in 24-hour cough frequency in its Phase 2b trial of S-600918 was not met at any dose in the full analysis set (-2% and -12% for 150 and 300 mg once-daily (“QD”), respectively). Post hoc analysis of patients with 10 or more coughs per hour (over 24 hours) demonstrated 23% reduction in placebo adjusted cough frequency for 300 mg QD. Taste related adverse events reported for the mid and high doses in the safety analysis population were 14% and 33%, respectively. Shionogi has indicated that it plans to discuss dose selection and Phase 3 design at an upcoming “End of Phase 2” meeting with the FDA.
Market Opportunity in RCC
According to the 2018 National Ambulatory Medical Care Survey, across the U.S. in 2018, cough was the reason for 18.5 million in-office physician consultations and 5 million emergency visits.
We estimate 10% of the adult population in developed countries suffer from chronic cough including the United States, nations in the European Union, the United Kingdom and Japan. This represents approximately 26 million patients with chronic cough in the United States alone.
We estimate that approximately 30% of chronic cough patients, or approximately nine million patients in the U.S., are uncontrolled or have RCC, which is the expected addressable patient population for BLU‑5937. It is also estimated that approximately 9 million patients suffer from RCC in EU-5. These RCC patients continue to cough despite treatment for potential underlying causes triggering the cough or their cough is unexplained. We estimate that approximately one-third, or approximately three million, of these RCC patients in the U.S. have been coughing for over a year, a key inclusion criteria in current RCC trials, including the Phase 2a RELIEF trial of BLU-5937. Severely affected patients have a debilitating disease, moderately affected patients have important impacts on their quality of life, and mildly affected patients have fewer but still relevant impact from their disease.
BLU-5937 in Chronic Pruritus
Phase 2a BLUEPRINT Clinical Trial
We recently completed the BLUEPRINT clinical trial, a Phase 2a trial evaluating the efficacy and safety of BLU-5937 in patients with chronic pruritus associated with AD. BLUEPRINT was initiated in December 2020, and on September 23, 2021, we announced that we had completed participant enrollment in the Phase 2a BLUEPRINT clinical trial of BLU-5937, with a total of 142 participants with moderate-to-severe chronic pruritus associated with mild-to-moderate AD enrolled.
Chronic pruritus, the second studied indication for BLU-5937, is commonly known as chronic itch, and is an irritating sensation that leads to scratching and persists for longer than six weeks, which can be debilitating and can significantly impact quality of life. It is a hallmark of many inflammatory skin diseases, including AD. It is estimated that almost 5% of adults in the United States suffer from AD — almost all report symptoms of pruritus with over 50% of patients attributing chronic pruritus as their most burdensome symptom. Despite currently available treatments targeting AD, there continues to be a lack of options targeting the burden of pruritus in patients with AD.
A pre-specified, blinded SSRE analysis was previously conducted. Based on the blinded SSRE results, no change was required to the BLUEPRINT trial size. The SSRE analysis was based on the evaluation of the blinded pooled standard deviation for the primary endpoint after approximately 50% of the total targeted number of participants were evaluable for the primary endpoint of the trial.
The BLUEPRINT trial is a multicenter, randomized, double-blind, placebo-controlled, parallel design Phase 2a trial evaluating the efficacy, safety, and tolerability of BLU-5937 in 142 adults with moderate-to-severe chronic pruritus associated with mild-to-moderate AD. Participants were randomized into one of two treatment arms (1:1) and received either 200 mg BID of BLU-5937 or placebo for a four-week treatment period. The primary efficacy endpoint is the change from baseline in weekly mean Worst Itch-Numeric Rating Scale (“WI-NRS”) score at week four. A key secondary endpoint is a responder-rate analysis of at least a four-point WI-NRS improvement from baseline at week four.

The BLUEPRINT trial was conducted at 28 centers located in Canada and the United States.
On December 13, 2021, we announced the topline results of the Phase 2a BLUEPRINT clinic trial. For details, see the December 2021 MCR (as defined herein). Following our recent completion of the Phase 2a BLUEPRINT clinical trial, we do not intend to further pursue development of BLU-5937 in pruritic conditions.
BLU-5937 in Other P2X3 Hypersensitization-Related Disorders
In addition to RCC, the mechanism of action of BLU-5937 may also have broad therapeutic applicability across other afferent hypersensitization-related disorders, enabling us to consider BLU-5937 as a potential treatment for development in a number of other indications. Consequently, we are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.
To our knowledge, Merck and Bayer are currently developing P2X3 antagonists for other afferent hypersensitization-related disorders: overactive bladder, neuropathic pain, and endometriosis pain.
Supporting Preclinical and Clinical Development Activities
Preclinical, toxicology and clinical development activities to support an anticipated Phase 3 RCC program launch and NDA are ongoing, including: a 9-month chronic toxicity study in dogs; a 2-year carcinogenicity study in rats; a drug-drug interaction clinical trial in combination with a CYP2D6 inhibitor; a standard Phase 1 clinical trial to assess the potential effect of BLU-5937 on cardiac repolarization as measured by QT/QTc interval; and a bridging pharmacokinetic study in Asian population.
Chemistry, Manufacturing, and Controls
We have a primary supply chain in place with the capacity to produce the required clinical supplies to support a Phase 3 program in RCC and commercial supplies for a potential launch, if BLU-5937 is approved. We continue to work on activities associated with manufacturing process optimization and upscaling to support a potential commercial launch.
Development of a Once-Daily (“QD”) Formulation
We have initiated activities in preparation for the development of a QD formulation for BLU-5937 using an extended-release tablet formulation. We are developing a QD formulation because BLU-5937 has exhibited favorable physical-chemical and pharmacokinetic characteristics, including high solubility and permeability, good absorption in the small and large intestine, linear pharmacokinetic profile, no interaction with food and a low predicted therapeutic dose. A pharmacokinetic pharmacology-based modelization study has been completed and we have initiated the development of BLU-5937 QD formulation prototypes.
“At-the-Market” Sales Agreement
On December 23, 2020, we announced that we had entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Company may from time to time in the future sell, through at-the-market distributions with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to US$50 million, including sales made directly on Nasdaq or on any other existing trading market for the common shares in the United States.

CONSOLIDATED CAPITALIZATION
Except as otherwise disclosed in this prospectus, there have been no material changes in our consolidated share capital, on a consolidated basis, from September 30, 2021 to the date of this prospectus other than for 15,666 common shares issued upon the exercise of 15,666 stock options, 180,000 stock options granted and 16,166 stock options forfeited under our stock option plan since September 30, 2021.
Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, we had 78,353,027 common shares issued and outstanding, all of which are fully paid and non-assessable, and 86,165,194 common shares on a fully diluted basis, including 7,812,167 stock options granted under our stock option plan.

USE OF PROCEEDS
The use of proceeds for any particular offering of common shares under this prospectus will be described in the applicable prospectus supplement. Unless otherwise specified therein, we intend to use the net proceeds of any offering under this prospectus to fund research and development activities, working capital, acquisitions, debt repayment or other general corporate purposes. The aggregate proceeds from the issuance and sale of securities under this prospectus shall not exceed US$400,000,000. We will not receive any proceeds from any sale of our common shares by selling shareholders under this prospectus.
Negative Cash Flow
The Company has incurred significant operating losses and negative cash flows from operations since its inception and has an accumulated deficit of US$525.3 million as of September 30, 2021. We will need to raise additional financing through equity, non-dilutive funding and/or partnerships in order to fund our operations and develop BLU-5937. There can be no assurance that we will have sufficient capital to fund our ongoing operations or to develop or commercialize any products without future financings. If we are unable to obtain additional financing when required, we may need to substantially reduce or eliminate planned expenditures or be unable to continue operations. We are dependent upon our ability to fund research and development programs and defend our patent rights. We anticipate that we will continue to have negative cash flow for the foreseeable future and expect that any proceeds from the sale of securities under this prospectus will be used to fund anticipated negative cash flow from operating activities, as described above.

SELLING SHAREHOLDERS
Common shares may be sold under this prospectus by way of secondary offering by or for the account of certain of our shareholders. The prospectus supplement that will be filed in connection with any offering of our common shares by one or more selling shareholders will include the following information:
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the name or names of the selling shareholders;

•
the number or amount of common shares owned, controlled or directed by each selling shareholder;

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the number or amount of common shares being distributed for the account of each selling shareholder;

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the number or amount of common shares of any class to be owned, controlled or directed by the selling shareholder after the distribution and the percentage that number or amount represents of the total number of our outstanding common shares;

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whether the common shares are owned by the selling shareholders both of record and beneficially, of record only, or beneficially only; and

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all other information that is required to be included in the applicable prospectus supplement.

PLAN OF DISTRIBUTION
We may from time to time during the 25-month period that this prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of US$400,000,000 common shares. The Company may offer and sell the common shares to or through underwriters, agents, or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions.
This prospectus may also, from time to time, relate to the offering of our common shares by certain selling shareholders. The selling shareholders may sell all or a portion of our common shares beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our common shares may be sold by the selling shareholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.
The prospectus supplement relating to any particular offering of common shares under this prospectus will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with such offering and the name or names of any selling shareholders. The prospectus supplement will also set forth the terms of the offering, including, where applicable, any fees, commissions, discounts or any other compensation payable by us or the selling shareholders to underwriters, dealers or agents in connection with the offering, the method of distribution of securities, the initial issue price, the proceeds to us or any selling shareholder and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.
The securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, Nasdaq or other existing trading markets for the common shares. Any such transactions that are deemed “at-the-market distributions” will be subject to regulatory approval. No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an “at-the-market distribution” will over-allot common shares in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.
The price at which our common shares will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with the sale of the securities, underwriters, dealers or agents may receive compensation, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any compensation received by them from the Company and any profit on the resale of the securities by them may be deemed to be underwriting commissions. In connection with any offering of common shares, except as otherwise set out in a prospectus supplement relating to a particular offering of common shares hereunder and other than in relation to an “at-the-market distribution”, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the common shares at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.
Underwriters, dealers or agents who participate in the distribution of the common shares may be entitled, under agreements to be entered into with us, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
In addition to those Canadian federal income tax considerations described below under “Certain Canadian Federal Income Tax Considerations”, a prospectus supplement relating to a particular offering of our common shares may also describe certain Canadian federal income tax consequences for an investor acquiring the common shares offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the securities will be subject to Canadian non-resident withholding tax.
Moreover, in addition to those U.S. federal income tax considerations described below under “Material United States Federal Income Tax Considerations for U.S. Holders”, the applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any common shares offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended).
Prospective investors should consult their own tax advisors prior to deciding to purchase any of our common shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder (i) who acquires, as beneficial owner, our common shares in any offering under this prospectus, (ii) who, for purposes of the Tax Act and at all relevant times beneficially holds the common shares as capital property and (iii) who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, us or the underwriters (a “Holder”).
Generally, our common shares will be considered to be capital property to a Holder provided the Holder does not hold our common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals (the “Proposed Amendments”), to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and Counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of our common shares.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our common shares should consult their own tax advisors with respect to their particular circumstances.
Residents of Canada
The following discussion applies to Holders who, at all relevant times, are or are deemed to be residents of Canada for the purposes of the Tax Act, (“Resident Holders”). This summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in subsection 142.2(1) of the Tax Act, for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”, as defined in subsection 248(1) of the Tax Act; (c) an interest in which is a “tax shelter”, as defined in subsection 237.1(1) of the Tax Act, or a “tax shelter investment”, as defined in subsection 143.2(1) of the Tax Act; (d) that reports its “Canadian tax results”, as defined in subsection 261(1) of the Tax Act, in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of our common shares a “derivative forward agreement”, or a “synthetic disposition arrangement”, as defined in subsection 248(1) of the Tax Act; (f) that is a partnership; (g) that receives dividends on our common shares under or as part of a “dividend rental arrangement” as defined in subsection 248(1) of the Tax Act; (h) that is exempt from tax under Part I of the Tax Act; or (i) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our common shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our common shares. In addition, this summary does not address the deductibility of interest by a purchaser who has borrowed money to acquire our common shares.
Certain Resident Holders whose common shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election, in accordance with subsection 39(4) of the Tax Act, to have their common shares and every other “Canadian security”, as defined in subsection 39(6) of the Tax Act, held by them deemed to be capital property for the purposes of the Tax Act. Resident Holders contemplating such an election should first consult with their own tax advisors.
Taxation of Dividends
In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on our common shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that generally apply to taxable dividends received from taxable Canadian corporations. Provided we make the appropriate designations (which may include by way of a notice published on our website), any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations to our ability to designate dividends and deemed dividends as eligible dividends. Dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Dividends received or deemed to be received on our common shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a potentially refundable 381∕3% tax on dividends received or deemed to be received on our common shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.
Dispositions — Taxation of Capital Gains and Capital Losses
Upon a disposition or deemed disposition of our common shares (except to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of our common shares to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base of such common shares to a Resident Holder will be determined by averaging the cost of such common shares with the adjusted cost base of all other common shares of the Company held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for purposes of the Tax Act of our common shares will include all amounts paid or payable by the Resident Holder for such common shares, subject to certain adjustments under the Tax Act.
Generally, one-half of the amount of any capital gain, (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act, one-half of the amount of any capital loss, (an “allowable capital loss”), realized by a Resident Holder in a taxation year must be deducted by such Resident Holder against taxable capital gains realized by such Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, the amount of any such capital loss realized on the sale of our common shares may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on such common shares or common shares of the Company.
A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout its taxation year may be liable to pay an additional potentially refundable 102∕3% tax on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors regarding their particular circumstances.

Eligibility for Investment
Based on the current provisions of the Tax Act, if issued on the date hereof and provided they are at all times listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX), our common shares be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts, collectively, “Registered Plans”, and deferred profit sharing plans, each as defined in the Tax Act.
Notwithstanding that our common shares may be a qualified investment for a Registered Plan, if our common shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber thereof, as the case may be, will be subject to a penalty tax under the Tax Act. Our common shares generally will not be a “prohibited investment” for a Registered Plan provided the annuitant, holder or subscriber thereof, as the case may be: (i) deals at arm’s length with the Company for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, our common shares will not be a prohibited investment if they are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.
Prospective purchasers who intend to hold our common shares in a Registered Plan should consult their own tax advisors regarding their particular circumstances.
Non-Residents of Canada
The following discussion applies to Holders who, for the purposes of the Tax Act, and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold and will not be deemed to use or hold, our common shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that carries on an insurance business in Canada and elsewhere, a “registered non-resident insurer” or an “authorized foreign bank” (within the meaning of the Tax Act), and such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our common shares.
Currency Conversion
Generally, for purposes of the “Tax Act”, all amounts relating to the acquisition, holding or disposition of our common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.
Disposition of Common Shares
A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a common share, unless the common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.
Provided the common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and Nasdaq) at the time of disposition, the common shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property. Even if the common shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such common shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.
Receipt of Dividends
Dividends received or deemed to be received by a Non-Resident Holder on our common shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the Treaty. Non-Resident Holders should consult their own tax advisors in this regard.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
Subject to the limitations and qualifications stated herein, this discussion sets forth certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the common shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Treaty, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire common shares pursuant to this prospectus and that hold those common shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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banks, insurance companies, and certain other financial institutions;

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U.S. expatriates and certain former citizens or long-term residents of the United States;

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dealers or traders in securities who use a mark-to-market method of tax accounting;

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persons holding common shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares;

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persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

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brokers, dealers or traders in securities, commodities or currencies;

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tax-exempt entities or government organizations;

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corporations, partnerships, or other entities or arrangements classified as partnerships or treated as “pass-through entities” for U.S. federal income tax purposes;

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regulated investment companies or real estate investment trusts;

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persons who acquired our common shares pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons required to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement;

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persons holding our common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

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persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships are encouraged to consult their own tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of common shares.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares and is:
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an individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
Passive Foreign Investment Company Rules
If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
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at least 75% of its gross income is passive income (such as interest income); or

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at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).
Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2020 and expect that we will be a PFIC for the current taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year, and as a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the common shares, which may fluctuate considerably. Fluctuations in the market price of the common shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in determining our PFIC status, there can be no assurance regarding whether we currently are treated as a PFIC, or may be treated as a PFIC in the future.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a Qualified Electing Fund Election (a “QEF Election”), with respect to all taxable years during such U.S. Holders holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the common shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s common shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the common shares. U.S. Holders should consult their own tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.
For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of common shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our common shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the common shares;

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the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

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the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if a U.S. Holder holds the common shares as capital assets.
In addition, if we are a PFIC in any taxable year, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our subsidiaries.
If a U.S. Holder makes an effective QEF Election, then, in lieu of the foregoing treatment, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. In addition, any losses we incur in a taxable year will not be available to such U.S. Holder and may not be carried back or forward in computing our ordinary earnings and net capital gain in other taxable years. Further, a U.S. Holder that disposes of common shares (including pursuant to a redemption for U.S. federal income tax purposes) would generally recognize capital gain or loss on such disposition. In order for a U.S. Holder to be eligible to make a QEF Election, we would have to agree to provide certain tax information to such U.S. Holder on an annual basis. If we determine that we are a PFIC for this year or any future taxable year, we currently expect that we would provide the information necessary for U.S. Holders to make a QEF Election, but we can provide no assurances in this regard.
U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the common shares by making a mark-to-market election with respect to the common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the common shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our common shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our common shares remain listed on Nasdaq and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to the common shares.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the common shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the common shares over the fair market value of the common shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the common shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (“IRS”), unless the common shares cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
Unless otherwise provided by the United States Treasury Department (the “U.S. Treasury”), each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.
Cash Dividends and Other Distributions
Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the common shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its common shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its common shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares”). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the common shares will constitute ordinary dividend income. Dividends paid on the common shares will not be eligible for the dividends received deduction allowed to U.S. corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its common shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The common shares are expected to be readily tradable on an established securities market, the Nasdaq. We may also be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, we expect that a non-corporate U.S. Holder should qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.
If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the common shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Disposition of Common Shares
A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the common shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the common shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the common shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the common shares determined in U.S. dollars. The initial tax basis of the common shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the common shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the common shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.
Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the common shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.
Medicare Contribution Tax
Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax (the “Medicare Contribution Tax”) on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare Contribution Tax to its income and gains in respect of its investment in our common shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Certain Reporting Requirements
U.S. Holders paying more than US$100,000 for our common shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our common shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their own tax advisors regarding their reporting obligations with respect to their ownership and disposition of the common shares.

DESCRIPTION OF SHARE CAPITAL
The following description of our share capital summarizes certain provisions of our articles of incorporation. These summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of our articles of incorporation. Moreover, a prospectus supplement relating to a particular offering of our common shares may include terms pertaining to the common shares being offered thereunder that are not within the terms and parameters described in this prospectus.
Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, we had 78,353,027 common shares issued and outstanding, all of which are fully paid and non-assessable, and 86,165,194 common shares on a fully diluted basis, including 7,812,167 stock options granted under our stock option plan.
Common Shares
Voting Rights. Each of our common shares entitles its holder to notice of, and to one vote at, all meetings of our shareholders. Holders of our common shares are not entitled to cumulative voting.
Dividend Rights. Each of our common shares carries an entitlement to receive dividends if, as and when declared by our Board. In the event of the liquidation, dissolution or winding-up of BELLUS Health, our net assets available for distribution to our shareholders will be distributed ratably among the holders of our common shares.
Applicable Limitations on Nonresident or Foreign Owners. There are no applicable limitations on the right of nonresident or foreign owners to hold or vote our common shares imposed by foreign law or by our charter or other constituent documents.
Share Consolidation. On August 15, 2019, we filed articles of amendment for the purpose of effecting a consolidation of our common shares on the basis that each 3.6 outstanding common shares became one post-consolidated common share. No fractional common shares were issued in connection with such consolidation and, in the event that a shareholder would otherwise have been entitled to a fractional common share upon such consolidation, such fractional share was cancelled. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the share consolidation gives effect to such share consolidation.
Preferred Shares
No preferred shares are currently issued; however, they may be issued from time to time in one or more series, the terms of each series, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, to be determined at the time of creation of each such series by the Board without shareholder approval, provided that all preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all common shares or shares of any class ranking junior to the preferred shares. Except as provided for in our articles of incorporation (as amended), the holders of preferred shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.

BOOK-BASED SYSTEM
Except as otherwise provided in the applicable prospectus supplement, securities will be issued by way of instant deposit under the book-based system administered by CDS Clearing and Depository Services Inc. or a successor (collectively, “CDS”), registered in the name of CDS or its nominee. No purchaser of securities will receive a certificate or other instrument from us or CDS evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a participant (“Participant”) in the depository service of CDS acting on behalf of such purchaser. Each purchaser of securities will receive a customer confirmation of purchase from the registered dealer from which the securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the securities.
Transfer, Conversion, Exchange or Redemption of Securities
Transfer of ownership, conversion, exchange or redemptions of securities will be effected through records maintained by CDS or its nominee for such securities with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. An owner of a beneficial interest in a security in “book-entry” form who desires to sell or otherwise transfer that interest may do so only through Participants. The ability of that owner to pledge its interest in the security or otherwise take action with respect to its interest in the security may be limited due to the lack of a physical certificate.
Special Situations When Global Security Will be Terminated
If we determine, or CDS notifies us in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the securities will be issued in fully registered form to beneficial owners or their nominees.
TRADING PRICE AND VOLUME OF COMMON SHARES
Information regarding trading price and volume of our issued and outstanding common shares listed on any securities exchange, as applicable, will be provided in each applicable prospectus supplement to this prospectus.
PRIOR SALES
Information regarding prior sales of our common shares will be provided as required in the applicable prospectus supplement.

RISK FACTORS
Investing in our common shares involves a significant amount of risk. You should carefully consider the risks described below, in the applicable prospectus supplement and in the documents incorporated by reference herein and therein before making an investment decision. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also materially and adversely affect us. In such an event, the trading price of our common shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to the Company’s “products” or “product candidates” includes a reference to BELLUS Health’s product candidate and future products or product candidates that may be developed.
This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Forward-Looking Statements” for information relating to these forward-looking statements.
Risks Related to Our Business
We may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.
To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As of September 30, 2021, we had available cash, cash equivalents and short-term investments totalling US$58.4 million. Based on management’s estimates and current level of operations, we believe that our current cash, cash equivalents and short-term investments are sufficient to fund our operating plan until the end of 2022. We will need to raise additional capital to fund our operations and to develop BLU-5937. Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any preclinical studies and clinical trials for our current or any future product candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing our business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.
We may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render us more vulnerable to competitive pressures and economic downturns. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of BLU-5937 or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. If we are unable to obtain sufficient funds in a timely manner, we may be forced to scale back our operating plan; delay or discontinue one or more of our research and development programs; be unable to expand our organization to support our programs; and/or be unable to capitalize on business opportunities as planned. This may negatively impact our business and ability to execute our operating plan.
No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to us. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.
We have a history of losses and have not generated any product sales revenue to date. We may never achieve or maintain profitability.
Our product candidate, BLU-5937, is still only in development, and as a result, we have not generated any revenues from product sales to date. We have incurred substantial expenses in our efforts to develop BLU-5937, and consequently, have generated operating losses each year since our inception. For the years ended December 31, 2020 and 2019, we incurred net losses of US$31.8 million and US$26.0 million, respectively. As of September 30, 2021, we had an accumulated deficit of US$525.3 million. Our losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss. Our prospects currently depend heavily on the success and market acceptance of BLU-5937, which is still in clinical development. We currently have no products for sale and may never be able to successfully develop products for sale. We currently believe that our growth and future prospects are mainly dependent on the successful development, regulatory approval and commercialization of our product candidate BLU-5937, which may never occur. We are focusing our efforts and resources into the development of BLU-5937. Our business thus depends on the successful preclinical and clinical development, regulatory approval and commercialization of BLU-5937, for which we must conduct additional preclinical studies and clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch. Further development of BLU-5937 will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.
We anticipate that our ability to generate revenues will depend on the commercial success of BLU-5937, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing BLU-5937. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If we are unable to successfully commercialize BLU-5937, we may never generate revenues. There is also the risk that the actual market size or opportunity for BLU-5937 is not certain, particularly with respect to the addressable market for the selected population of high frequency cough patients. For instance, we are not aware of any data that segregates the RCC patient population by cough frequency. Accordingly, while we estimate that there are approximately nine million chronic cough patients in the U.S. who are uncontrolled or have RCC, we are unable to estimate what percentage of this population has a baseline awake cough frequency of ≥25 coughs per hour, an inclusion criterion in our Phase 2b SOOTHE clinical trial. If BLU-5937 reaches commercialization and there is low market demand for BLU-5937 or the market for BLU-5937 develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. Failure to gain market acceptance of BLU-5937 or an incorrect estimate in the nature and size of our market could have a material adverse effect on us.
We rely on third parties to conduct preclinical studies and clinical trials for BLU-5937, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for BLU-5937.
We have designed the clinical trials for BLU-5937. However, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. We likewise rely on third parties to conduct preclinical studies. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidate. The FDA, and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of preclinical studies and clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct our preclinical studies and clinical trials, they are not our employees, and we are responsible for ensuring that each of these preclinical studies and clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.
If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to preclinical studies or clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with preclinical studies or clinical trial protocols or meet expected deadlines, the preclinical studies or clinical trials of BLU-5937 may not meet regulatory requirements. If preclinical studies or clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of BLU-5937 on a timely basis or at all.
We rely completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient (“API”), for BLU-5937, another third-party contract manufacturer to manufacture the final drug product and another third-party contract manufacturer to manufacture the equipment used to measure our primary endpoint, and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of BLU-5937 and any other future product candidates.
We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of BLU-5937, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, preclinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. We currently have the API for BLU-5937 manufactured by one third-party contract manufacturer and final drug product supplied by another contract manufacturer, and do not currently have backup manufacturing capacity. Additionally, the equipment used to measure our primary endpoint (cough frequency), known as Vitalograph, is manufactured by one third-party contract manufacturer, without any known alternative manufacturer for such equipment.
We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products, equipment and substances necessary for research and development, preclinical studies, clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms.
If any of the third parties with whom we engage, including the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations or other third parties experience shutdowns or other business disruptions, including staffing shortages, production slowdowns or stoppages, or other similar disruptions related to the COVID-19 pandemic or otherwise, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.
At present, the third-party contract manufacturer of Vitalograph is experiencing supply chain issues, resulting in longer than normal delays in production and delivery and increased costs. Such supply chain issues may result in delays in respect of our Phase 3 program for RCC and any future trials.
Additionally, if our current or future third-party manufacturers do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.
Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing BLU-5937 with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far, we have only produced small quantities of BLU-5937 at kilogram scale for use in preclinical studies and clinical trials.
Our reliance on these contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.
We rely on third-party contract manufacturers that are located outside of Canada. As a result, our operations are subject to customary risks related to the import of goods, including fluctuations in the value of currencies, changes in import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The countries from which we import pharmaceutical ingredients may, from time to time, impose new duties, tariffs or other restrictions or adjust presently prevailing duties or tariffs, which could adversely impact our ability to purchase such pharmaceutical ingredients or significantly increase the cost of doing so. The occurrence of any of these risks could delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or of any other future product candidates we may develop, and have a negative effect on our operations and financial condition.
The clinical safety and effectiveness of BLU-5937 have not yet been fully established.
The preclinical toxicology studies and the Phase 1 clinical trials completed to date showed that BLU 5937 has a favorable tolerability profile, and we believe that the RELIEF Phase 2a clinical data announced in July 2020 support further evaluation of BLU-5937 in additional clinical trials, including our SOOTHE Phase 2b clinical trial. However, the long-term clinical safety and effectiveness of BLU-5937 have to be demonstrated through further preclinical studies and clinical trials. The additional preclinical studies that are ongoing include: a 9-month reproductive toxicity study in dogs; and a 2-year carcinogenicity study in rats. The additional clinical Phase 1 trials that are ongoing include: a drug-drug interaction clinical trial in combination with a CYP2D6 inhibitor; a clinical trial to assess the potential effect of BLU-5937 on cardiac repolarization as measured by QT/QTc interval; and a pharmacokinetic study in Asian population. The results of these preclinical/clinical studies may have an impact on the product labeling and/or approval of BLU-5937. If these are additional future studies call into question the safety or efficacy of BLU-5937 or any other product candidates we may develop in the future, our business, financial condition, results of operations or prospects could be adversely affected. Even if BLU-5937 or any other product candidates we may develop in the future successfully complete the clinical trials and receive the regulatory approval necessary to market the product candidates to the public, there is also the risk of unknown side effects, which may not appear until the product candidates are on the market and may result in delay or denial of additional regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect us.

Our clinical trials may not yield results that will enable us to obtain regulatory approval for our current or future product candidates.
We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether our current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or if they will result in marketable products.
Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of our product candidate involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. We have suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue the development of a product candidate. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials, and we may receive feedback from regulatory authorities that requires us to modify the design of our ongoing or planned clinical trials or conduct additional clinical trials. If we fail to adequately demonstrate the safety and efficacy of BLU-5937, we will not be able to obtain the required regulatory approvals to commercialize that product candidate.
Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards or ethics committees, and must meet the requirements of these authorities; must meet requirements for informed consent; and must meet requirements for good clinical practices.
We may not be able to comply with these requirements. We rely on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we encounter difficulties enrolling participants in clinical trials, the trials could be delayed or otherwise adversely affected.
Clinical trials for product candidates require us or third parties we contract with to identify and enroll a large number of participants with the disorder under investigation. We or the third parties we contract with may not be able to enroll a sufficient number of participants to complete clinical trials in a timely manner. Participant enrollment is a function of many factors, including the following: design of the protocol, size of the participant population, eligibility criteria for the trial in question, perceived risks and benefits of the drug under study, availability of competing therapies, clinical trials for other investigational products that seek to enroll the same participants, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If we or the third parties we contract with have difficulty enrolling a sufficient number of participants to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.
The outcome of preclinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. BLU-5937 and any other product candidates we may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. Numerous companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause applicable regulatory authorities to require additional testing before approving any other product candidates.
Interim topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures, which could result in material changes in the final data.
From time to time, we may publish interim topline or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common shares to fluctuate significantly. To that effect, we note that the positive results yielded by our recent administrative interim analysis in respect of the Phase 2b SOOTHE clinical trial do not guarantee positive end results in respect thereof.
Even if we or any future partners obtain regulatory approvals for our product candidates, we will be subject to ongoing government regulation.
Even if regulatory authorities approve BLU-5937 or any future product candidate we may develop, the manufacturing, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval. Similarly, even if we successfully complete clinical trials, regulatory authorities might approve a more restrictive label than we expect, which may limit the commercial opportunity of our product candidates. For instance, our Phase 2b SOOTHE clinical trial has an inclusion criterion of a baseline awake cough frequency of ≥25 coughs per hour, and, even if this clinical trial and future clinical trials are successful, as a result of this enrichment strategy, regulatory authorities may limit the breadth of our label.
We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of product candidates. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be inspected before they can be used in the commercial manufacturing of products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.
If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of our products.
In addition, we are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states in which we will conduct our business once our product candidates are approved by the FDA and commercialized in the United States. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the healthcare laws and regulations that may affect our ability to operate include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may adversely affect our sales, marketing and other activities with respect to any product candidate for which we receive approval to market in the United States by imposing administrative and compliance burdens on us.
Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, particularly any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
We may not achieve our projected development goals in the announced and expected time frames.
From time to time, we set goals for and make public statements regarding the expectations for and timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, expected results, anticipated regulatory submission and approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the launch of BLU-5937 or any other future product candidates we may develop. If we fail to achieve one or more of these milestones as planned, the price of our common shares would likely be adversely affected.
If we or our partners fail to obtain and maintain acceptable prices, coverage or adequate reimbursement for our products, our ability to generate revenues will be diminished.
Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, our ability to successfully commercialize our products would depend significantly on the ability to obtain acceptable prices and the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Coverage and reimbursement policies for drug products can differ significantly among payors as there is no uniform policy of coverage and reimbursement for drug products among U.S. third-party payors. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. While we have not commenced discussions with any such parties, these third-party payors frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. Even if we obtain coverage for a given product candidate, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high.
In addition, the continuing efforts of third-party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government controls to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost-control initiatives could decrease the price that we or any current or potential collaborators could receive for any of the products and could adversely affect profitability. In addition, in Canada and in many other countries, where significant healthcare reforms are currently under discussion, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”), was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the pharmaceutical industry. Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act and our business. In addition, the U.S. Congress is considering additional health reform measures as part of the budget reconciliation process. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. If we fail to obtain acceptable prices, coverages or an adequate level of reimbursement for our products, the sales of the products would be adversely affected or there may be no commercially viable market for our products.
Competition in the biopharmaceutical industry is intense, and development by other companies could render our product candidate or any future product candidates or technologies non-competitive.
The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. We face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. We consider our primary competitors to be those companies that are developing products specifically to treat chronic cough and those companies that develop products that, when approved, could be used off label to treat cough. We are aware of other companies targeting chronic cough as the primary outcome measure in clinical studies of products. There are multiple companies developing products at varying stages of development specifically intended to treat chronic cough including Merck & Co., Bayer AG, Shionogi Inc. and NeRRe Therapeutics Ltd, some of which have substantially greater product development capabilities and financial, scientific, marketing, and human resources than us. Of these companies, Merck, Bayer and Shionogi are developing P2X3 antagonists for chronic cough that could compete directly with BLU-5937. Certain of these companies have announced topline data in mid-to-late-stage clinical trials of their product candidates, and such product candidates may be more advanced in development than BLU-5937 or have shown or show in the future comparable or superior efficacy, safety and/or tolerability data as compared to BLU-5937. See “Competitive Landscape” in this prospectus. Even if BLU-5937 successfully completes clinical trials and is approved by regulatory authorities, it may not be able to achieve a degree of market acceptance necessary for commercial success if other treatments demonstrate superior efficacy, safety, tolerability, ease of administration and/or cost-effectiveness.

We may not obtain adequate protection for our products through our intellectual property. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks, and other intellectual property rights.
Our success, competitive position and future revenues with respect to these product candidates will depend, in part, on our ability to protect our intellectual property. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by maintaining trade secrets and by filing U.S. and foreign patent applications related to our licensed technology, inventions and improvements that are important to the development of our business. Our failure to do so may adversely affect our business and competitive position.
The patent positions of pharmaceutical and biopharmaceutical firms, including ours, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. We may not be able to protect our intellectual property rights throughout the world. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with drugs that are very similar to ours will circumvent our patents by means of alternate designs or processes. For instance, a PCT application was filed in China in December 2019, claiming an earliest priority of December 2018, describing and claiming compounds bearing structural similarities to BLU-5937, including a compound potentially useful as an intermediate in the synthesis of BLU-5937. We may have to rely on method of use protection for our compounds in development and any resulting drugs, which may not confer the same level of protection as protection of our compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe our patents.
Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Patent applications relating to or affecting our business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the United States. In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We may obtain the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.
If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.
We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.
We may infringe the intellectual property rights of others.
Our commercial success depends significantly on our ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our drug infringes.
The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We believe that BLU-5937 does not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by us.
Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.
Third parties may assert patent or other intellectual property infringement claims against us or our other licensors arising from the manufacture, use, or sale of our current or future product candidates. An unfavorable outcome could result in loss of patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.
We may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (“USPTO”), or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. The validity of our current or future patents or patent applications or those of our licensors may also be challenged in interference or derivation proceedings, opposition, post grant review, inter partes review, or other similar enforcement and revocation proceedings, provoked by third parties or brought by us. Our patents could be found invalid, unenforceable, or their scope significantly reduced.
Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.
Patent litigation is costly and time consuming and may subject us to liabilities.
Our involvement in any patent litigation, interference, post-grant proceedings such as inter partes review or opposition, or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares. We may be subject to claims challenging the inventorship of our patents and other intellectual property.
We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor.
For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.
The market price of our common shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.
We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our common shares may experience a high level of volatility. During the 12-month period ended on December 13, 2021, the last trading prior to the date of this prospectus, our common shares traded between Cdn$3.32 and Cdn$12.59 per share on the TSX and between US$2.60 and US$9.84 per share on Nasdaq.
Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things, the following: (1) clinical and regulatory developments regarding our product candidate and those of our competitors; (2) arrangements or strategic partnerships by our competitors; (3) other announcements by us or our competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting our product candidate and our competitors’ products in the United States, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the United States, Canada, or abroad; (13) purchases or sales of blocks of our securities; (14) difficulties in our ability to obtain additional financing; and (15) the spread of infectious disease, including the ongoing COVID-19 pandemic.
The listing of our common shares on Nasdaq may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of our common shares to be adversely affected.
As of the date hereof, our Major Shareholders (as defined below) together own, directly or indirectly, an aggregate of approximately 12.1% of our outstanding common shares. A decision by one or more of our Major Shareholders or any other significant shareholder to sell a substantial amount of our common shares could cause the trading price of our common shares to be adversely affected. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our common shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.
These factors, among others, could depress the trading price of our securities. Because we may experience high volatility in our common shares, individuals or entities should not invest in our common shares unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable or at all. The market liquidity for our stock is low. While a more active trading market may develop in the future, the limited market liquidity for our common shares may affect an investor’s ability to sell at a price that is satisfactory to them or at all.
We do not expect to pay any cash dividends for the foreseeable future.
Investors should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.
We would not be able to successfully commercialize product candidates, if approved, if we are unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.
In order to commercialize our product candidates, if approved, successfully, we could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. We currently have no marketing capabilities and sales force. To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. In addition, in marketing our drugs, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected.
We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.
We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel.
We are subject to the risk of product liability claims, for which we may not have, or may not be able to obtain, adequate insurance coverage. We may also be and have been in the past subject to legal and administrative proceedings and litigations other than product liability lawsuits, which could materially harm our business and ability to conduct our clinical trials and fund our operations.
Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming any of our products, if approved. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition, results of operations or prospects.
We may also be and have been in the past subject to legal and administrative proceedings and litigations or unfavorable outcomes in such proceedings, including in ongoing securities litigation, other than product liability lawsuits, which could materially harm our business and ability to conduct our clinical trials and fund our operations.
Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.
Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make, or may be required to make, changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies like us, and insurance costs are increasing as a result of this uncertainty.
We may incur losses associated with foreign currency fluctuations.
Effective January 1, 2020, the Company adopted the United States dollar as its functional and reporting currency. Prior to that date, its functional and reporting currency was the Canadian dollar. Our operations are, in some instances, conducted in currencies other than the U.S. dollar (principally in Canadian dollars) and a portion of our net monetary assets is denominated in other currencies (principally in Canadian dollars). Fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses.

We may incur losses due to adverse decisions by tax authorities.
Our income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities.
We may enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments in determining our consolidated tax provision. In addition, we apply for numerous tax credits that play an important role in our financial planning and we are not certain that the tax authorities will grant them. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on our consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.
We are subject to taxation in Canada and were subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.
Our Major Shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by our largest shareholders could have an impact on the market price of our common shares.
Power Sustainable Capital Investments Inc. (“PSCI”), a subsidiary of Power Corporation of Canada, and Rocabe Investments Inc., a company in which Mr. Roberto Bellini has a 50% equity interest (“Rocabe” and, together with PSCI, the “Major Shareholders”), together own, directly or indirectly, an aggregate of approximately 12.1% of our outstanding common shares as of the date hereof.
Pursuant to board representation agreements dated April 16, 2009, between us and each of PSCI and a predecessor to Rocabe, each of PSCI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board of Directors at each shareholders meeting occurring following that date. Despite their rights, each of PSCI and Rocabe has only nominated one candidate. PSCI’s and Rocabe’s right to two nominees each shall terminate on the date each of PSCI, on the one hand, and Rocabe, the FMRC Family Trust (“FMRC”) and 1324286 Alberta Limited, a wholly-owned subsidiary of FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of our issued and outstanding common shares. Therefore, PSCI, FMRC, Rocabe and certain persons related to such entities have the ability to exercise a significant degree of influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of the Company and may adversely affect the price of our common shares.
If we are a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, the consequences to U.S. holders of our common shares may be adverse.
Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a PFIC in respect of any taxable year in which either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if we directly or indirectly own at least 25% by value of the shares of another corporation, we will be treated as if we held our proportionate share of the assets and received directly our proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income, the relative value of our active and passive assets, and our market capitalization. For this purpose, our PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of our income and assets. Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2020 and expect that we will be a PFIC for the current taxable year.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material United States Federal Income Tax Considerations for U.S. Holders”) holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. In certain circumstances, a U.S. Holder may alleviate some of the adverse tax consequences attributable to PFIC status by making either a “qualified electing fund” (“QEF”) election (subject to the provision of certain information necessary for U.S. Holders to make a QEF Election) or a mark-to-market election (if our common shares constitute “marketable” securities under the Code).
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this prospectus entitled “Material United States Federal Income Tax Considerations for U.S. Holders”. U.S. Holders should also consult their own tax advisors regarding the potential U.S. federal income tax consequences of investing in a PFIC.
We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the U.S. Securities Act); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).
We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. For example, our auditors have not been engaged to attest on our internal controls over financial reporting. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
The COVID-19 pandemic could adversely impact our business and operations, including clinical trials.
In December 2019, a novel strain of coronavirus known as “COVID-19” surfaced in Wuhan, China and rapidly spread to multiple countries around the world. In March 2020, COVID-19 was declared a global pandemic by the World Health Organization.

The Phase 2a RELIEF clinical trial of BLU-5937 for the treatment of RCC was prematurely completed due to the disruptions caused by COVID-19 and particularly the impact of COVID-19 on conducting clinical trial activities and performing site visits. As a result, 13 participants discontinued the trial due to COVID-19 with 52 participants having completed dosing out of 68 randomized participants. Three participants discontinued the trial due to reasons that are not related to COVID-19 nor BLU-5937.
Furthermore, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, we have developed and implemented additional clinical study policies and procedures designed to help protect study participants from the COVID-19 virus while maintaining study integrity and execution such as following public health recommendations at all study sites, remote monitoring of participants and clinical sites, and measures to ensure that data from clinical studies that may be disrupted as a result of the pandemic are collected pursuant to the study protocol and consistent with good clinical practices. Missed scheduled site visits, interruption in study drug supply, or other factors that may result in incomplete data being generated during a study as a result of the pandemic will be adequately documented and justified. Notwithstanding the foregoing, while we have such policies and procedures in place, we cannot ensure that they will be effective and as such, the COVID-19 pandemic could adversely impact our ongoing and future clinical trials, which could adversely impact our business and operations.
Because we are considered an “essential service”, our operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to our business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain, such as the geographic spread and duration of the outbreak, travel restrictions and other public health measures, business closures or business disruptions, and the availability and effectiveness of treatments for the disease.
We cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19 nor the impact of the vaccines that are now accessible or will be made accessible in Canada, the United States and in other countries, but if we or any of the third parties with whom we engage, including the suppliers, regulators, contract research organizations and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. If the COVID-19 outbreak continues or increases in severity and results in expanded or prolonged travel, commercial or other similar restrictions, we could experience supply, logistics or other disruptions, which could have a negative impact on our ability to conduct research and development (including clinical trials) or commercialize products. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:
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delays or difficulties enrolling and retaining participants in clinical trials, which may be exacerbated by the fact that coughing, a hallmark of RCC, and taste disturbance, a potential side effect of P2X3 antagonists, are both common COVID-19 symptoms;

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delays or difficulties in clinical site initiation, including difficulties in recruiting clinical staff and clinical site investigators;

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interruption of key clinical trial activities, such as clinical trial site data monitoring, or interruption of clinical trial procedures; which may impact the integrity of our clinical data, interim analysis and clinical study endpoints;

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diversion of healthcare resources at our clinical trial sites, which may cause significant delay in completing clinical trials;

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limitations on the quality, completeness and interpretability of data we are able to collect from clinical trial sites;

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interruption or delays in the operations of regulatory authorities, which may in turn impact approval timelines;

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interruption or delays in the operations of our suppliers of components or raw materials, such as the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations and other third parties as a result of staffing shortages, production slowdowns or stoppages, or other similar disruptions caused by the pandemic;

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inability to raise additional capital to finance our business plans on attractive terms due to market conditions and volatility;

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limitations in resources, including our employees, that may be restricted due to sickness requirements to avoid contact with large groups of people or limitations on movement or access to our facility as a result of government-imposed “shelter in place” or other reasons affecting access and ability to work;

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changes in local regulations related to responses to the COVID-19 pandemic may require us to change the way we conduct our ongoing clinical trials, which may result in additional costs or disruptions to our clinical trials; and

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refusal of the FDA to accept clinical trial data from clinical trials affected by the COVID-19 pandemic.

Depending on its duration and severity, the COVID-19 pandemic may also have the effect of heightening other risks described in the “Risk Factors” section of this prospectus.
Brexit may continue to create volatility in markets and uncertainty regarding future laws and regulations in the United Kingdom and the rest of Europe.
Our business is subject to risks associated with the exit of the United Kingdom from the European Union, commonly referred to as “Brexit”, following the outcome of the British referendum held on June 23, 2016. On January 31, 2020, under the terms of the agreement on the withdrawal of the United Kingdom and Northern Ireland from the European Union and the European Atomic Energy Community, the United Kingdom withdrew from the European Union, beginning a transition period which ended on December 31, 2020. On December 24, 2020, the United Kingdom and the European Union announced they had entered into a post-Brexit deal on certain aspects of trade and other strategic and political issues. We are currently in the process of evaluating our own risks and uncertainty related to ascertain what financial, trade, regulatory and legal implications this new Brexit trade deal could have on our operations, if any. While we have not experienced any direct material financial impact since the 2016 referendum, we cannot predict its future implications. As such, Brexit and its related effects may have a material adverse effect on global economic conditions and or on the stability of global financial markets, and may affect our ability to carry out our plans with respect to the development of BLU-5937, which in turn could have a material adverse effect on our business and financial condition.
Our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches.
Despite the implementation of security measures, our internal computer systems, and those of our third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.
The biopharmaceutical industry is subject to rapid technological change, which could affect the commercial viability of our products.
The biopharmaceutical industry is subject to rapid and significant technological change. Research, discoveries or inventions by others may result in medical insights or breakthroughs which render our products less competitive or even obsolete. Furthermore, there may be breakthroughs of new biopharmaceutical technologies which may become superior to ours that may result in the loss of our commercial advantage. Our future success will, in part, depend on our ability to, among others:
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develop or license new technologies that address the changing needs of the medical community; and

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respond to technological advances and changing industry standards and practices in a cost-effective and timely manner.

Developing technology entails significant technical and business risks and substantial costs. We cannot assure you that we will be able to utilize new technologies effectively or that we will be able to adapt our existing technologies to changing industry standards in a timely or cost-effective manner, or at all. If we are unable to keep up with advancements in technology, our business, financial conditions and results of operations could be materially adversely affected.
Risks Related to Future Sales or Issuances of Securities Under this Prospectus
An investment in our common shares may result in the loss of an investor’s entire investment.
An investment in our common shares is speculative and may result in the loss of part of or all of an investor’s entire investment. Only potential investors who can afford to lose their entire investment should consider an investment in our common shares.
An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.
We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. Most of our directors and officers and many of the experts named in this prospectus reside outside of the United States and all or a substantial portion of our assets and the assets of such persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or us. See “Enforcement of Judgments Against Foreign Persons or Companies”.
There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible for U.S. holders of common shares to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus. Additionally, some of our directors and officers reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for U.S. holders of common shares to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons.
The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.
The factors which may contribute to market price fluctuations of our common shares include, but are not limited to, the following:

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actual or anticipated fluctuations in our quarterly results of operations;

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recommendations by securities research analysts;

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changes in the economic performance or market valuations of companies in the industry in which we operate;

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addition or departure of our executive officers and other key personnel;

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release or expiration of transfer restrictions on outstanding common shares;

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sales or perceived sales of additional common shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory changes affecting our industry generally and its business and operations;

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announcements of developments and other material events by us or our competitors;

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fluctuations to the costs of vital production materials and services;

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changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

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operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

We may sell additional common shares or other securities that are convertible or exchangeable into common shares in subsequent offerings or may issue additional common shares or other securities to finance future operations or acquisitions.
We cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares, such as sales made pursuant to our Open Market Sale Agreement with Jefferies LLC, or other securities that are convertible or exchangeable into common shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of our common shares. With any additional sale or issuance of common shares or other securities that are convertible or exchangeable into common shares, investors will suffer dilution to their voting power and economic interest in us. Furthermore, to the extent holders of our stock options or other convertible securities convert or exercise their securities and sell the common shares they receive, the trading price of the common shares may decrease due to the additional amount of common shares available in the market.
Our management will have broad discretion with respect to the application of net proceeds received by us from any offering of our common shares under this prospectus.
Our management will have broad discretion in the application of the net proceeds from any offering of our common shares under this prospectus, including for any of the purposes described in the “Use of Proceeds” section of this prospectus, and you will not have the opportunity as part of your investment to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds of an offering, their ultimate use may vary substantially from their currently intended use. Our management may spend net proceeds received by us from a sale of our common shares in ways that do not improve our results of operations or enhance the value of our common shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the price of our securities issued and outstanding from time to time to decline.

We incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.
As a public company, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC, and Nasdaq, impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations under Canadian securities laws, as well as our obligations in the United States.
Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404, we document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and to continue to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Being a public company in the United States and complying with applicable rules and regulations makes it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
As a foreign private issuer under applicable U.S. federal securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

LEGAL MATTERS
Unless specified in the applicable prospectus supplement, certain legal matters relating to securities offered by this prospectus will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP with respect to Canadian legal matters and by Goodwin Procter LLP with respect to United States legal matters. In addition, certain legal matters in connection with an offering and sale of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.
As of the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.
AUDITORS, TRANSFER AGENT AND REGISTRAR
Our auditors are KPMG LLP, Chartered Professional Accountants, 1500 — 600, De Maisonneuve Boulevard West, Montreal, Québec, Canada, H3A 0A3. KPMG LLP are independent with respect to BELLUS Health within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Further, KPMG LLP are independent accountants with respect to BELLUS Health under all relevant US professional and regulatory standards.
The transfer agent and registrar for our common shares in the United States is Computershare Inc. at its principal offices located in Canton, Massachusetts. The transfer agent and registrar for our common shares in Canada is Computershare Investor Services Inc. at its offices located in Montreal, Quebec.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, that most of our officers and directors are residents of Canada, that many of the experts named in this prospectus may be residents of Canada, and that most or all of our assets and the assets of said persons are located outside of the United States.
We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of our common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws.
Each of Franklin Berger and William Mezzanotte, two of our directors, and Ramzi Benamar, our Chief Financial Officer, reside outside of Canada and have appointed BELLUS Health as agent for service of process in Canada at the following address: 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if such person has appointed an agent for service of process.
We filed with the SEC, concurrently with the U.S. Registration Statement of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of our common shares under this prospectus.
PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Unless otherwise provided in the applicable prospectus supplement, the following is a description of a purchaser’s statutory rights.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, the prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. Such withdrawal right may be exercised within two business days after receipt or deemed receipt of a prospectus, the prospectus supplement, and any amendment. However, purchasers of common shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the common shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the common shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the common shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of common shares distributed under an at-the-market distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.
A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal advisor.

CERTIFICATE OF THE COMPANY
Date: December 14, 2021
This amended and restated short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada.
(Signed) Roberto Bellini President and Chief Executive Officer	(Signed) ramzi benamar Chief Financial Officer
On behalf of the Board of Directors
(Signed) Dr Francesco Bellini Director	(Signed) Pierre Larochelle Director

            COMMON SHARES
BELLUS HEALTH INC.

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers
Jefferies
Evercore ISI
RBC Capital Markets
                 , 2022